Exhibit 1
TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual and extraordinary general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on November 14, 2013 at 5:00 p.m. Israel time, at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel.

The agenda of the Meeting shall be as follows:

1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors; and

2.           Approval of the election of Mr. Shmulik Vlodinger, Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber to serve as Directors of the Company, each to hold office until our next Annual General Meeting of Shareholders; and

3.           Approval of the election of Mr. Aviram Halevi to serve as an External Director of the Company for a three-year term commencing on the date of his election at this Meeting.; and

4.           Approval in accordance with provision 267A of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law") of a compensation policy for the Company's office holders (the "Compensation Policy"). The Compensation Policy was approved by the Company’s Compensation Committee on August 20th 2013 and by its Board of Directors on August 26th, 2013 and it is subject to the approval of the General Meeting of the shareholders.

5.          Approval in accordance with provision 273 of the Israeli Companies Law of the following compensation to Mr. Zeev Birnboim1: (1)  A retroactive monthly compensation in the amount of 6,500 NIS, for Mr. Birnboim’s services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. ("Bental")  during the Service Period of Mr Birnboim in Bental; (2) A retroactive refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim was already entitled to with respect to formal meetings of the Company's Board of Directors for the Service Period of Mr Birnboim in the Company (together the “Compensation to Mr. Birnboim). The total Compensation to Mr. Birnboim is 38,000 NIS for the Service Period of Mr Birnboim in Bental and in the Company. The Compensation to Mr. Birnboim was approved according to provision 273 to the Israeli Companies Law by the Company’s Compensation Committee on August 20th 2013 and its Board of Directors on August 26th,2013 and it is subject to the approval of the General Meeting of the shareholders; and

1 It should be noted that Mr. Birnboim served as the Chairman of the Board of Directors of Bental Industries Ltd. from March 7th, 2013 until August 26th, 2013 and as Chairman of the Board of Directors of the Company from January 23th, 2013 until August 26th, 2013 (hereafter "the Service period of Mr Birnboim in Bental" and "the Service period of Mr Birnboim in the Company").

6.           Approval, in accordance with provision 272(c1)(1) of the Israeli Companies Law of an annual bonus for 2012 for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus"). The Annual Bonus will be paid 7 business days following its approval by this Annual Shareholders Meeting. The Annual Bonus was approved according to provision 272(c1)(1) of the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and is subject to the approval of the General Meeting of the shareholders; and

7.           Approval of certain amendments to the Articles of Association of the Company, inter alia, in order to reflect recent amendments to the Israeli Companies Law, the Israeli Securities Law, 5728-1968 (the "Securities Law") and to certain other matters (the "Modified AOA").; and

8.           Subject to the approval of the election of Mr. Shmulik Vlodinger as a Director of the Company, according to Item 2 above, approval of a monthly compensation to Mr. Shmulik Vlodinger - the new Chairman of the Board of Directors of the Company2 in the amount of 55,000 NIS for part time service (30% of a full time position) (the “Compensation to Mr. Shmulik Vlodinger"). The Compensation to Mr. Shmulik Vlodinger was approved in accordance with provision 275 of the Israeli Companies Law, by the Company’s Compensation Committee on August 20th, 2013 and its Board of Directors on August 26th, 2013 and it is subject to the approval of the General Meeting of the shareholders.; and

9.            Subject to the approval of Item 7 above, approval to grant new modified letters of indemnification by the Company to its Directors and to its CEO in order to reflect recent amendments of the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters").

Following is the list of Directors and the CEO who will receive The New Indemnification Letters subject to the approval of the Meeting: Shmulik Vlodinger, Ron Ben Haim, Jan Loeb, Dafna Gruber, Aviram Halevi, Avi Shani (hereinafter: all Directors), and Itsik Maaravi (CEO).  It should be noted that this Item is also subject to the approval of our Compensation Committee and our Board of Directors prior to the approval of this Item by the shareholders at this Meeting. These approvals are expected to be received prior to Shareholders’ approval of this Item.

2 Mr. Shmulik Vlodinger was elected as a director of the Company on August 8th, 2013 to serve until this General Meeting and was elected by the Board members on August 26th, 2013 as the new Chairman of the Board of Directors of the Company.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The approval of each of Items 1 and 2 requires the affirmative vote of at least a majority of the Company’s ordinary shares (the “Shares”) present, in person or by proxy, and voting on the matter.

The approval of Item 3, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have personal interest in the nomination of Mr. Aviram Halevi as an external director, excluding personal interest that is not as a result of their relationship with the controlling shareholder (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a Controlling Shareholder of the Company or whether or not you have a personal interest in the nomination of Mr. Aviram Halevi as an external director in the Company excluding personal interest that is not as a result of your relationship with the controlling shareholder. If any shareholder casting a vote does not notify us whether or not they are a Controlling Shareholder of the Company or whether or not they have a personal interest in the approval of the nomination of Mr. Aviram Halevi as an external director, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 4, 5, 6, Section 110 of Item 7, 8 and 9 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have personal interest in the approval of the compensation policy of the Company3  or who do not have personal interest in the approval of any of the Items detailed in this section above; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

3A shareholder, a shareholder will be considered as a shareholder who has a personal interest in the approval of the Compensation Policy of the Company if he or she has a personal interest, directly or indirectly, in the authorization of the terms of engagement of the current Directors and/or Officers and/or Controlling Shareholder, or his relative, as defined below (hereinafter "Personal Interest in the Approval of the Compensation Policy of the Company", respectively).

With regards to the approval of each of Items 4, 5, 6, Section 110 of Item 7, 84 and 9 in the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a Controlling Shareholder of the Company or whether or not you have a Personal Interest in the Approval of the Compensation Policy of the Company or whether or not you have a personal interest with respect to Items 4, 5, 6, Section 110 of Item 7, 8 and 9. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a Controlling Shareholder of the Company or whether or not they have Personal Interest in the Approval of the Compensation Policy of the Company or whether or not you have a personal interest with respect to Items 4, 5, 6, Section 110 of Item 7, 8 and 9, their vote with respect to such Items will be disqualified.

It should be noted with regards to the approval of Item 5, that, subject the approval of Item 4 above, the approval of Item 5 will require the affirmative vote of at least a majority of the Company’s shares present, in person or by proxy, and voting on the matter due to the fact that our Board of Directors determined that the Compensation to Mr. Birnboim is in accordance with the Company's Compensation Policy, as detailed in Item 4 above.

The approval of Item 7 requires the affirmative vote of seventy-five percent (75%) of those Shares present, in person or by proxy, and voting on the matter (the "75% Majority").

Since Mr. Shmulik Vlodinger and Mr. Ron Ben Haim are Directors with whom the controlling shareholder of the Company has a personal interest, and section 110 of the Modified AOA includes provisions regarding indemnification, insurance and deletion of exemption ("Section 110"), then in accordance with provision 262(b) of the Companies Law, the approval of Section 110 requires, in addition to receiving the 75% Majority approval , also the approval of the majority of Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who do not have personal interest in the approval of Section 110. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes (the "Majority for Section 110").

Therefore, the approval of Section 110 will be separate from the approval of the rest of the Modified AOA.

4  It should be noted that in accordance with provision 275 of the Israeli Companies Law, Item 8 is considered a transaction in which the controlling shareholder of the Company has a personal interest due to the fact that Mr. Vlodinger is a senior partner in the managing general partner of the FIMI Opportunity Funds, the new controlling shareholder of the Company as detailed in the proxy below.

It should be noted that in the event that the required Majority for Section 110 is not adopted by the shareholders, the AOA of the Company will be replaced by the Modified AOA excluding Section 110.

Only shareholders of record at the close of business on October 17, 2013, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items  2 - 95 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than November 12, 2013, 5:00 p.m. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The form of proxy card was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov.

Shareholders wishing to express their position on Items 2-96  on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than October 28, 2013.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent Shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to November 21, 2013, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

5 With regards to Item 7 (the Modified AOA), a shareholder may vote by means of a proxy only with respect to Section 110 of the Modified AOA.
6 With regards to Item 7 (the Modified AOA), shareholders wishing to submit a Position Statement may do so only with respect to Section 110 of the Modified AOA.

v

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel during normal business hours and by prior coordination with Mr. Yaron Shalem (tel: +972-8-8628500 or +972-8-8628501).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: October 10, 2013

TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
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PROXY STATEMENT
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ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 14, 2013

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel on November 14, 2013 at 5:00 p.m. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “we” or “our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.           Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors; and

2.           Approval of the election of Mr. Shmulik Vlodinger, Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber (Ms. Gruber is nominated to serve as an Independent Director), to serve as Directors of the Company, each to hold office until our next Annual General Meeting of Shareholders and; and

3.           Approval of the election of Mr. Aviram Halevi to serve as an External Director of the Company for a three-year term commencing on the date of his election at this Meeting; and

4.           Approval in accordance with provision 267A of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law") of a compensation policy for the Company's office holders (the "Compensation Policy"). The Compensation Policy was approved by the Company’s Compensation Committee on August 20th 2013 and by its Board of Directors on August 26th, 2013 and it is subject to the approval of the General Meeting of the shareholders.

5.           Approval in accordance with provision 273 of the Israeli Companies Law of the following compensation to Mr. Zeev Birnboim7: (1)  A retroactive monthly compensation in the amount of 6,500 NIS, for Mr. Birnboim services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. ("Bental") during the Service Period of Mr Birnboim in Bental; (2) A retroactive Refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim was already entitled to with respect to formal meetings of the Company's Board of Directors during the Service Period of Mr Birnboim in the Company (together the “Compensation to Mr. Birnboim). The total Compensation to Mr. Birnboim is 38,000 NIS for the Service Period of Mr. Birnboim in Bental and in the Company. The Compensation to Mr. Birnboim was approved according to provision 273 to the Israeli Companies Law by the Company’s Compensation Committee on August 20th 2013 and its Board of Directors on August 26th, 2013 and it is subject to the approval of the General Meeting of the shareholders; and

6.           Approval, in accordance with provision 272(c1)(1) of the Israeli Companies Law of an annual 2012 bonus for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus"). The Annual Bonus will be paid 7 business days following its approval by this Annual Shareholders Meeting. The Annual Bonus was approved according to provision 272(c1)(1) to the Israeli Companies Law, by the Company’s Compensation Committee on March 11th 2013 and its Board of Directors on March 19th 2013 and is subject to the approval of the General Meeting of the shareholders; and

7.           Approval of certain amendments to the Articles of Association of the Company in order to reflect recent amendments to the Israeli Companies Law, the Israeli Securities Law, 5728-1968 (the "Securities Law") and to certain other matters (the "Modified AOA"); and

8.          Subject to the approval of the election of Mr. Shmulik Vlodinger as a Director of the Company, according to Item 2 above, approval of a monthly compensation to Mr. Shmulik Vlodinger - the Chairman of the Board of a Directors of the Company8 in the amount of 55,000 NIS for part time service (30% of full time position) (the “Compensation to Mr. Shmulik Vlodinger")9. The Compensation to Mr. Shmulik Vlodinger was approved in accordance with provision 275 of the Israeli Companies Law, by the Company’s Compensation Committee on August 20th 2013 and its Board of Directors on August 26, 2013 and it is subject to the approval of the General Meeting of the shareholders.; and

7  It should be noted that Mr. Birnboim served as the Chairman of the Board of Directors of Bental Industries Ltd. from March 7th, 2013 until August 26th, 2013 and as Chairman of the Board of Directors of the Company from January 23th, 2013 until August 26th, 2013 (hereinafter "the Service period of Mr Birnboim in Bental" and "the Service period of Mr Birnboim in the Company"', respectively).
8 Mr. Shmulik Vlodinger was elected as a director of the Company on August 8th by the Board, 2013 to serve until this General Meeting and was elected by the Board on August 26th, 2013 as the new Chairman of the Board of Directors of the Company.
9 It should be noted that in accordance with provision 275 of the Israeli Companies Law, this transaction is considered as a transaction which the controlling shareholder of the Company has a personal interest in it due to the fact that Mr. Vlodinger is, , a senior partner in the managing general partner of the FIMI Opportunity Funds, the new controlling shareholder of the Company, as detailed in the proxy below.

9.           Subject to the approval of Item 7 above, approval, to grant new modified letters of indemnification by the Company to its Directors and to its CEO in order to reflect recent amendments of the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters"). Following is the list of Directors and the CEO who will receive The New Indemnification Letters subject to the approval of the Meeting: hereinafter all Directors Shmulik Vlodinger, Ron Ben Haim, Jan Loeb, Dafna Gruber, Aviram Halevi, Avi Shani, and Itsik Maaravi (CEO).

It should be noted that this Item is also subject to the approval of our Compensation Committee and by our Board of Directors prior to the approval of the shareholders at this Meeting. As detailed in Item 9, these approvals are expected to be conducted at the date of the Meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business October 17, 2013 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of October 9, 2013, the Company had 9,073,043 issued Shares and 8,798,570 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items  2 - 910 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Yaron Shalem, at the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel, no later than November 12, 2013 at 5:00 p.m., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Yaron Shalem; or (ii) attending the Meeting and voting in person.

10 With regards to Item 7 (the Modified AOA), a shareholder may vote by means of a proxy only to Section 110 of the Modified AOA, which will it's approval is separate from the approval of the rest of the Modified AOA.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Expenses and Solicitation

Shareholders wishing to express their position on Items 2-911  on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements should be submitted to the Company no later than October 28, 2013.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Israeli Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 21, 2013. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to November 21, 2013, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

11 With regards to Item 7 (the Modified AOA), Shareholders wishing submit Position Statement may do so only to Section 110 of the Modified AOA.

The approval of each of Items 1 and 2 requires the affirmative vote of at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter.

The approval of Item 3, requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company or who do not have personal interest in the nomination of Mr. Aviram Halevi as an external director, excluding personal interest that is not as a result of their relationship with the Controlling Shareholder (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

In the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a Controlling Shareholder of the Company or whether or not you have a personal interest in the nomination of Mr. Aviram Halevi as an external director in the Company excluding personal interest that is not as a result of your relationship with the Controlling Shareholder. If any shareholder casting a vote does not notify us whether or not they are a Controlling Shareholder of the Company or whether or not they have a personal interest in the approval of the nomination of Mr. Aviram Halevi as an external director, their vote, with respect to this Item, will be disqualified.

The approval of each of Items 4, 5, 6, Section 110 of Item 7, 8 and 9 requires the affirmative vote of at least a majority of the Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the total votes of shareholders who are not Controlling Shareholders of the Company  or who do not have personal interest in the approval of the compensation policy of the Company12 or who do not have personal interest in the approval of any of the Items detailed in this section above; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

With regards to the approval of each of Items 4, 5, 6, Section 110 of Item 7, 8 and 9 in the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a Controlling Shareholder of the Company or whether or not you have a Personal Interest in the Approval of the Compensation Policy of the Company or whether or not you have a personal interest with respect to Items 4, 5, 6, Section 110 of Item 7, 8 and 9. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a Controlling Shareholder of the Company or whether or not they have Personal Interest in the Approval of the Compensation Policy of the Company or whether or not you have a personal interest with respect to Items 4, 5, 6, Section 110 of Item 7, 8 and 9, their vote with respect to such Items will be disqualified.

12 A shareholder, a shareholder will be considered as a shareholder who has a personal interest in the approval of the compensation policy of the Company if he or she has a personal interest, directly or indirectly, in the authorization of the terms of engagement of the current Directors and/or Officers and/or Controlling Shareholder, or his relative, as defined below (hereinafter "Personal Interest in the Approval of the Compensation Policy of the Company").

It should be noted with regards to the approval of Item 5 that subject the approval of Item 4 above, the approval of Item 5 will require the affirmative vote of at least a majority of the Company’s shares present, in person or by proxy, and voting on the matter due to the fact that our Board of Directors determined that the Compensation to Mr. Birnboim is in accordance with the Company's Compensation Policy, as detailed in Item 4 above.

Under the Israeli Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such person's spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest. A personal interest resulting merely from holding the Company’s shares of stock will not be deemed a personal interest.

The approval of Item 7 requires the affirmative vote of seventy-five percent (75%) of those Shares present, in person or by proxy, and voting on the matter (the "75% Majority").

However, since Mr. Shmulik Vlodinger and Mr. Ron Ben Haim are Directors which the controlling shareholder of the Company has a personal interest in their terms of service and employment, and section 110 of the Modified AOA includes provisions regarding indemnification, insurance and delete of exemption ("Section 110"), then in accordance with provision 262(b) of the companies Law, the approval of Section 110 (and only this section) is subject , in addition to receiving the seventy-five percent (75%) majority, as detailed above, also to the majority of Shares present, in person or by proxy, and voting on the matter, provided that (i) such a majority includes (i) at least a majority of the total votes of shareholders who do not have personal interest in the approval of Section 110. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes (the "Majority for Section 110"). Therefore, the approval of Section 110 will be separate from the approval of the rest of the Modified AOA.

Is should be noted that in the event that the required Majority for Section 110 will not be accepted, and 75% Majority will be accepted, the AOA of the Company will be replaced to the Modified AOA apart from Section 110.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, AND DELEGATION OF THE AUTHORITY TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS.

Under the Israeli Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the independent certified public accountants re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual General Meeting of Shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to authorize the delegation to our Board of Directors and our Audit Committee the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2012, we paid Kesselman & Kesselman PwC Israel approximately $257,000 for audit services and $47,000 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE AUDIT COMMITTEE AND BOARD OF DIRECTORS BE, AND IT HEREBY IS, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE ELECTION OF MR. SHMULIK VLODINGER, MR. RON BEN HAIM, MR. JAN LOEB AND MS. DAFNA GRUBER TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS.

Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of 5 directors (prior to this Meeting), including one external director appointed in accordance with the Israeli Companies Law13. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors who may be elected for 3 terms of 3 years each) may be reelected upon completion of their term of office.

13  It should be noted that our former External Director - Mr. Yacov Shahar and former Chairman of the Board of Directors of the Company - Mr. Zeev Birnboim, ended their services in the Company on August 30th, 2013 and August 26th, 2013, respectively. Also, our current Independent Director – Ms. Iris Shapira will end her service as a Director of Company at the date of the General Meeting. The Company's current External Director is Mr. Avi Shani.

At the Meeting, our shareholders are being asked elect Mr. Shmulik Vlodinger, Mr. Ron Ben Haim and Dafna Gruber and Mr. Jan Loeb to hold office until our next Annual General Meeting of Shareholders.

It should be noted that Mr. Shmulik Vlodinger and Mr. Ron Ben Haim ware elected as a directors of the Company on August 8th, 2013 by our Board of Directors to serve until this Meeting, and Mr. Shmulik Vlodinger was elected by our Board members on the August 26th, 2013 as the new Chairman of the Board of Directors of the Company.

Under the Israeli Companies Law, the Board of Directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise” as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Shmulik Vlodinger, Ron Ben Haim, Jan Loeb, Avi Shani and Dafna Gruber all have “accounting and financial expertise”.  Furthermore, our audit committee determined on August 20th 2013 that Ms. Dafna Gruber qualifies as an “independent” director within the meaning of this term under the Israeli Companies Law.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the external directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the Shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above.

The Company was informed that on August 7th, 2013, the Company's Shares that were held by the receiver of such Shares (53.8%) were sold to FIMI Opportunity Funds, a private equity firm based in Israel, ("FIMI") and that following that purchase FIMI is considered the controlling shareholder of the Company and therefore nominated directors on FIMI'S behalf, as detailed below.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Samuel Vlodinger (62) has been a senior partner in FIMI since 2009. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and has been an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Israel Institute of Technology. Mr. Vlodinger currently serves as the chairman of the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group and Ginegar Plastic Industries, Ltd.

Ron Ben-Haim (44) has been a partner in FIMI since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. in industrial engineering from the Tel Aviv University and an MBA from New York University. Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group, Nirlat Paints, Ltd., Alony, Ltd. and Overseas Commerce, Ltd.

Mr. Jan Loeb (54) was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Ms. Dafna Gruber (48) has been the Chief Financial Officer (CFO) of NICE Systems, a NASDAQ and TASE listed company providing solutions to enable organization to capture analyze and apply insights from structured and unstructured big data, since 2007. Prior to that, Ms. Gruber has been for 11 years with Alvarion, a NASDAQ and TASE listed company that provides innovative wireless access solutions, the last 8 as the company's CFO. Ms. Gruber is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Tel Aviv University.

Attached as Appendix A are the declarations according to the Israeli Companies Law of Mr. Jan Loeb, Mr. Ron Ben Haim, Mr. Samuel Vlodinger and Ms. Dafna Gruber.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Israeli Companies Law for serving as a director.

For details regarding the offered compensation to Mr. Vlodinger see Item 8 below.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, APPROVAL OF THE ELECTION OF EACH OF MR. SHMULIK VLODINGER, MR. RON BEN HAIM, MS. DAFNA GRUBER AND MR. JAN LOEB TO SERVE AS DIRECTORS OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”

ITEM 3: APPROVAL OF THE ELECTION OF MR. AVIRAM HALEVI AS AN EXTERNAL DIRECTOR OF THE COMPANY AND TO HOLD OFFICE FOR A PERIODE OF 3 YEARS COMMENCING ON THE DATE OF HIS ELECTION AT THIS MEETING;

As mentioned above, our Board of Directors is currently composed of one external director appointed in accordance with the Israeli Companies Law (Mr. Avi Shani).

According to the Israeli Companies Law, the term of office of an external director shall be three years, and the company may appoint him for two additional terms of three years each.

At the Meeting, our shareholders are being asked to elect Mr. Aviram Halevi for a period of 3 years as an external director of the Company starting on the approval of the shareholders at the Meeting commencing on the date of his election at this Meeting.

Set forth below is information about Mr. Aviram Halevi including, position(s) held with the Company, principal occupation, business history and other directorships held.

Mr. Aviram Halevi (56) has been since 2010 the owner and CEO of Intel System Ltd., a provider of business intelligence services. Prior to that, from 2007 through 2009 Mr. Halevi served as the CEO of Terrogence Ltd., a producer of intelligence data for commercial markets. Mr. Halevi holds a B.Sc. in geology from the University of Toronto and an MBA from Tel Aviv University.

Mr. Aviram Halevi has certified that he fulfills the conditions required for being appointed as an external director according to the Israeli Companies Law.

Attached as Appendix B is the declaration according to the Israeli Companies Law of Mr. Aviram Halevi.

Subject to the approval of his nomination by the Meeting, Mr. Aviram Halevi will be entitled to compensation at the fixed sum, in accordance with the Compensation Regulations of the Israeli Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, APPROVAL OF THE ELECTION OF MR. AVIRAM HALEVI AS AN EXTERNAL DIRECTOR OF THE COMPANY TO HOLD OFFICE FOR A PERIOD OF 3 YEARS COMMENCING ON THE DATE OF HIS ELECTION AT THIS MEETING"

ITEM 4: APPROVAL OF A COMPENSATION POLICY FOR THE COMPANY'S OFFICE HOLDERS

The Israeli Companies Law was recently revised by Amendment No. 20 (“Amendment 20”), which has effected substantial revisions to the manner in which Israeli companies like the Company  may compensate directors and other Office Holders (as such term is defined in the Israeli Companies Law, each an "Office Holder"14).

We propose adopting, pursuant to the provisions of Amendment 20, a compensation policy for our Office Holders, substantially in the form attached hereto as Appendix C (the "Compensation Policy” or the "Policy”). Public companies which are not a part of Tel Aviv 100 Index are required to adopt a Compensation Policy no later than January 12th, 2014.

The terms of office and employment of our Office Holders are to be determined on the basis of the Compensation Policy (the “Compensation" or the “Compensation Plan”) and must be approved by the Compensation Committee of the Board of Directors (the "Compensation Committee"), our Board of Directors and, if applicable, the General Meeting of shareholders, as required under the Israeli Companies Law.

At least once every three years, and following our Compensation Committee's recommendation, our Board of Directors shall discuss and decide whether or not to approve a Compensation Policy for our Office Holders that will advance our business interests. Our Compensation Committee and Board of Directors shall also review our  Compensation Policy and the need to amend it to conform to the provisions of the law from time to time, or in the event that a material change in circumstances occurs from those that had existed when the Policy was last approved or for other reasons. The Compensation Policy shall be submitted for the approval of the General Meeting of shareholders as required pursuant to the Israeli Companies Law.

 The Compensation Policy is based on principles that establish a proper balance between the desire to reward Office Holders for their achievements and the need to ensure that the structure of the Compensation is in line with the Company's benefit and overall strategy over time. The purpose of the Policy is to set guidelines for the manner of compensating our Office Holders. No statement in the Policy or herein will vest any right in the Office Holders to whom the principles of the Policy apply, or to any other third party, and use will not necessarily be made of all of the components and ranges presented in the Policy.

14 As this term is defined in the Israeli Companies Law from time to time. As of the adoption date of this Policy -the terms of office or employment of an Office Holder, include the granting of an indemnification, insurance, an undertaking to indemnify, or an indemnification under an undertaking to indemnify, Retirement Bonus, and any benefit, other payment or undertaking of a payment as stated, which are given because of service or employment as stated.

The purpose of the Policy is to set guidelines for the manner of compensating our Office Holders.

As required pursuant to the provisions of Amendment 20, our Board of Directors has appointed a board committee for compensation matters. Under the NASDAQ Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies. We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, Office Holder compensation, and any required shareholders' approval of such compensation. Israeli law, and our articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as will be required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the establishment and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of Office Holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either consistent with our previously approved Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any Office Holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain Office Holder compensation, rather than seeking approval for such corporation actions in accordance with NASDAQ Listing Rules.

The Compensation Policy was formulated with the aim of advancing the Company’s objectives, its work plans and its policies with a long-term perspective, and in a manner that creates appropriate incentives for the Company’s Office Holders, while taking into account, inter alia, the Company’s risk-management policy, its size, its financial position and the nature of its activities.

"RESOLVED, APPROVAL OF THE COMPENSATION POLICY FOR THE COMPANY'S OFFICE HOLDERS IN THE FORM ATTACHED HERETO AS APPENDIX C."

ITEM 5:  APPROVAL IN ACCORDANCE WITH PROVISION 273 OF THE ISRAELI COMPANIES LAW OF THE FOLLOWING COMPENSATION TO MR. ZEEV BIRNBOIM: (1) A RETROACTIVE MONTHLY COMPENSATION IN THE AMOUNT OF 6,500 NIS TO MR. ZEEV BIRNBOIM: FOR HIS SERVICES AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY’S 70% HELD SUBSIDIARY, BENTAL INDUSTRIES LTD. ("BENTAL") FOR THE SERVICE PERIOD FROM MARCH 7TH, 2013, WHEN MR. BIRNBOIM WAS NOMINATED AS CHAIRMAN OF THE BOARD OF DIRECTORS OF BENTAL UNTIL AUGUST 20TH, 2013  (2) A RETROACTIVE REFUND OF TRAVEL EXPENSES WITH RESPECT TO MR. BIRNBOIM’S CHAIRMANSHIP OF THE COMPANY, IN ADDITION TO REFUND OF OTHER EXPENSES MR. BIRNBOIM WAS ALREADY ENTITLED TO WITH RESPECT TO FORMAL MEETINGS OF THE COMPANY'S BOARD OF DIRECTORS (TOGETHER “COMPENSATION TO MR. BIRNBOIM").  THE TOTAL COMPENSATION TO MR. BIRNBOIM IS 38,000 NIS.

On January 23, 2013, Mr. Birnboim was nominated as a Director in the Company and following that the as the Chairman of the Board of Directors of the Company. Mr. Birnboim ceased to serve as a Director of the Company on August 20th, 2013. Between March 7th, 2013, until August 20th, 2013 Mr. Birnboim also served as the Chairman of the Board of Directors of Bental, the Company’s 70% held subsidiary and he has not yet received compensation for this service. Therefore, retroactive approval is needed for a monthly compensation in the amount of 6,500 NIS and 35,500 NIS for the entire period of Mr. Birnboim’s service as Bental Chairman of the Board of Directors in accordance with provision 273 of the Israeli Companies Law.

Also, a retroactive refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim was already entitled to with respect to formal meetings of the Company's Board of Directors in the amount of 2,500 NIS for the period of Mr. Birnboim’s services as a Director in the Company from January 23th, 2013 until August 26th, 2013.

Accordingly, the total retroactive compensation to Mr. Birnboim is the sum of 38,000 NIS.

Our Board of Directors and our Compensation Committee decided to grant the Compensation to Mr. Birnboim, subject to the approval of our shareholders, because it is their determination that the Compensation to be paid to Mr. Birnboim is fair and reasonable considering the responsibility and the time investment required on the part of Mr. Zeev Birnboim in connection with his role as Chairman of Bental and the Company.

The resolution of our Board of Directors to approve the above compensation was made on August 25th 2013 pursuant to approval of our Compensation Committee on August 20th, 2013, and it is subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, APPROVAL IN ACCORDANCE WITH PROVISION 273 OF THE ISRAELI COMPANIES LAW OF THE COMPENSATION TO MR. BIRNBOIM, IN THE SUM OF 38,000 NIS.

ITEM 6: APPROVAL OF AN ANNUAL BONUS FOR MR. ITSIK MAARAVI, TAT’S PRESIDENT & CEO, IN THE TOTAL AMOUNT OF 308,000 NIS (EQUIVALENT TO FOUR MONTHS’ SALARY) (THE "ANNUAL BONUS") DUE TO THE COMPANY'S FINANCIAL RESULTS FOR 2012, IN ACCORDANCE WITH PROVISION 272(C1)(1) OF  THE ISRAELI COMPANIES LAW.

Our Board of Directors and our Compensation Committee decided to grant the Annual Bonus to Mr. Itsik Maaravi, subject to the approval of our shareholders for, among others, the following reasons:

-
Mr. Itsik Maaravi is the CEO of the Company and he plays a major role is the success of the Company. This is reflected, among other things, in the Company's results for 2012 during which year the Company increased its sales and its profit rate.

-	The grant of the Annual Bonus is appropriate and reflects Our Board of Directors and our Compensation Committee satisfaction with Mr. Itsik Maaravi’s performance as the CEO.

-	The Annual Bonus is appropriate in relation to the Company’s size and the scope of its operations and it is not material for the Company's size and the scope of operations.

It should be noted that the members of the Compensation Committee and Board of Directors were presented a benchmark of CEO salaries in companies similar to the Company (in terms of the nature of the activity, the scope of operations and equity) (the "Benchmark"). The conclusions from the Benchmark were that Mr. Itsik Maaravi’s Annual Bonus and salary are fair and reasonable and in the range of the Benchmark.

The Annual Bonus will be paid 7 business days following its approval by this Annual Shareholders Meeting

The resolution of our Board of Directors to approve the above compensation was made on March 19th 2013 pursuant to approval of our Compensation Committee on March 11th 2013, and it is subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE THE  ANNUAL BONUS FOR MR. ITSIK MAARAVI, TAT’S PRESIDENT & CEO, IN THE TOTAL AMOUNT OF 308,000 NIS (EQUIVALENT TO FOUR MONTHS’ SALARY), IN ACCORDANCE WITH PROVISION 272(C1)(1) OF  THE ISRAELI COMPANIES LAW.".

ITEM 7: APPROVAL OF CERTAIN AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY TO REFLECT RECENT AMENDMENTS TO THE ISRAELI COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS.

In recent years, the Israeli Companies Law has undergone several amendments, including Amendment No. 16 to the Israeli Companies Law (adopted in March 2011), which implemented some significant changes in the corporate governance of Israeli companies. In addition, recent amendments to the Securities Law authorized the Israeli Securities Authority to impose administrative sanctions (including monetary sanctions) against public companies like TAT and its office holders for certain violations of the Securities Law and the regulations promulgated thereunder. The amendments to the Securities Law provide that only certain types of liabilities incurred following such sanctions may be reimbursed by indemnification and insurance, and with regard to part of such liabilities, that such indemnification and insurance is authorized by the company’s articles of association.

In order to conform our existing Articles of Association to the Israeli Companies Law as currently in effect, particularly following Amendment No. 16 to the Israeli Companies Law, to update them to conform to other current laws and regulatory requirements and other customary practices, and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, including, among other things, indemnification and insurance in connection with administrative proceedings following the recent amendment to the Securities Law, we propose to amend our Articles of Association in the manner set forth on Appendix D (the "Modified AOA").

It shall be noted, that in the Modified AOA, we limited such indemnification to our Directors and Officers to no more than 25% of the equity of the Company according to the Company’s consolidated financial statements, prior to the date that the indemnity was given.

Also, it should be noted that in the Modified AOA, we deleted the Company's right to grant exemptions from liability to our Directors and Officers.

The words proposed to be added to the Articles of Association are underlined, and the words proposed to be deleted are indicated by strikethrough (It should be noted that in addition to the proposed amendments, Appendix D incorporates the amendments to our Articles of Association since their adaptation in 1986).

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, TO APPROVE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY IN THE MANNER SET FORTH IN APPENDIX D HERETO, TO REFLECT RECENT AMENDMENTS TO THE ISRAELI COMPANIES LAW, SECURITIES LAW AND CERTAIN OTHER MATTERS."

ITEM 8: SUBJECT TO THE APPROVAL OF THE ELECTION OF MR. SHMULIK VLODINGER AS A DIRECTOR OF THE COMPANY, APPROVAL OF A MOTHLY COMPENSATION TO MR. VLODINGER IN THE AMOUNT OF 55,000 NIS AS THE NEW CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.

Subject to the approval of the election of Mr. Shmulik Vlodinger as a director of the Company, according to section 2 above, approval in accordance with provision 275 of the Israeli Companies Law of a monthly compensation to the new Chairman of the Board of Directors of the Company – Mr Shmulik Vlodinger in the monthly amount of 55,000 NIS for part time service (30% of full time position) (the “Compensation to Mr. Vlodinger")15.

As mentioned above, in accordance with provision 275 of the Israeli Companies Law, this transaction is considered as a transaction which the controlling shareholder of the Company has a person interest in it due to the fact that Mr. Vlodinger is a senior partner in FIMI, the new controlling shareholder of the Company.

Our Board of Directors and our Compensation Committee decided to grant the Compensation to Mr. Shmulik Vlodinger, as the Chairman of the Board of Directors of the Company, subject to the approval of our shareholders for the following reasons:

-
Our Board of Directors and our Compensation Committee were presented with Mr. Vlodinger’s executive curriculum vitae, education, skills, expertise, professional experience and specific achievements, previous compensation etc.

-
The annual total compensation of Mr. Vlodinger as the Chairman of our Board of Directors in terms of full time position does not exceed 30 times the average annual salary and the median annual salary of the Company's employees. The ratio between Mr. Vlodinger’s compensation and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law, were presented our Board of Directors and our Compensation Committee.

-
Mr. Vlodinger is nominated to be the Chairman of our Board of Directors on behalf of the new controlling shareholder of the Company – FIMI Fund and he is about to play a major role in the Company’s actions in the future.

15  It should be noted that Mr. Shmulik Vlodinger was elected as a director of the Company on August 8th, 2013 by the Board members of the Company, to serve until this Meeting and was elected also by the Board members of the Company on August 26th, 2013 as the new Chairman of the Board of Directors of the Company.

-	The Compensation to Mr. Vlodinger is appropriate in relation to the Company’s size and the scope of its operations.

-
Our Board of Directors and our Compensation Committee were presented a benchmark of compensations to Chairman of Boards of Directors in companies similar to the Company (in terms of the nature of the activity, the scope of operations and equity) (the "Benchmark")16. The conclusions from the Benchmark were that the Compensation to Mr. Vlodinger is fair, reasonable and in the range of the Benchmark.

-	Our Board of Directors and our Compensation Committee determined that the Compensation to Mr. Vlodinger is in accordance with the Company's Compensation Policy, as detailed in section 4 above.

The resolution of our Board of Directors to approve the above compensation was made on August 26, 2013 pursuant to approval of our Compensation Committee on August 20th 2013, and is subject to approval by our shareholders.

"RESOLVED, SUBJECT TO THE APPROVAL OF THE ELECTION OF MR. SHMULIK VLODINGER AS A DIRECTOR OF THE COMPANY, TO APPROVE THE MONTHLY COMPENSATION TO MR. VLODINGER IN THE AMOUNT OF 55,000 NIS AS THE NEW CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY"

ITEM 9: SUBJECT TO THE APPROVAL OF ITEM 7 (THE MODIFIED AOA), APPROVAL TO GRANT NEW LETTERS OF INDEMNIFICATION BY THE COMPANY TO ITS DIRECTORS AND TO THE CEO, IN ORDER TO REFLECT RECENT AMENDENTS OF THE ISRAELI COMPANIES LAW AND THE ISRAELI SECURITIES LAW (THE "NEW INDEMNIFICATION LETTERS").

According to Israeli law, a publicly-traded company may indemnify its directors and officers against certain actions, if the company’s articles of association allow such indemnification, and with respect to indemnification given to such company’s Directors and CEO, if agreeing to indemnify the directors pursuant to the terms of such indemnification letter was approved by the Company’s Compensation Committee, Board of Directors and shareholders. Following the approval of our shareholders on July 29, 2004, the Company and its Directors and Officers are parties to the letter of indemnification and exemption (the "Indemnification and Exemption Letter"). The Company seeks to amend the Indemnification and Exemption Letter as follows: (1) to allow indemnification of its office holders to the full extent permitted by the law, including pursuant to the changes in law as described with respect to Item 7 above and to enter into new indemnification agreements with its Directors and Officers on the terms set forth in the amended Indemnification Letter; (2) to delete the Company's right to grant exemptions from liability in the New Indemnification Letter to our Directors and Officers (the "New Indemnification and Letter").

16  The Benchmark included not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees to the Company. The comparative information, addressed the base salary, target cash incentives and equity.

It should be noted that the total amount of indemnification that the Company will pay according to the New Indemnification Letter (in addition to amounts received from an insurance company, if any) to all its directors and officers in aggregate, shall not exceed, at all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

 Our shareholders are requested to approve granting of the New Indemnification Letters to our Directors and to our CEO in the Company17.  Following is the list of Directors and the CEO who will receive the New Indemnification Letters subject to shareholders approval: Shmulik Vlodinger, Ron Ben Haim, Jan Loeb, Dafna Gruber, Aviram Halevi, Avi Shani (hereinafter: all Directors)-, and Itsik Maaravi (CEO).

Attached and marked as Appendix E is the New Indemnification Letter. The words proposed to be added to the Indemnification Letter are underlined, and the words proposed to be deleted are indicated by strikethrough.

It should be noted that this Item is also subject to the approval of our Compensation Committee and our Board of Directors prior to the approval of this Item by shareholders at this Meeting. These approvals are expected to be received prior to shareholders approval at this Meeting.

It should be noted that in case the Meeting does not approve the granting of The New Indemnification Letters to our Directors and CEO, our current Indemnification and Exemption Letter will be valid, active and binding, with regards to our existing External Director, Mr. Avi Shani subject to the provisions of the Israeli Companies Law and the Company's Article of Association.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

"RESOLVED, SUBJECT TO THE APPROVAL OF ITEM 7 (THE MODIFIED AOA), APPROVAL TO GRANT NEW LETTERS OF INDEMNIFICATION AS DETAILED IN APPENDIX E BY THE COMPANY TO THE DIRECTORS AND TO THE CEO, IN ORDER TO REFLECT RECENT AMENDENTS OF THE ISRAELI COMPANIES LAW AND THE ISRAELI SECURITIES LAW."

17 It shall be noted that subject to the approval of the modified AOA, as stated in Item 6 above and the grant of the New Indemnification Letters to the Company's Directors and CEO according to Item 9 above, , the Company intends to grant the New Indemnification Letters also to the following officers in the Company and its affiliates: Todd Schwartz (Chief Executive Officer of Piedmont), Yair Raz (Chief Executive Officer of Limco), Moti Nitzan (Chief Executive Officer of Bental), Yaron Shalem (Chief Financial Officer), Shlomi Karako (Vice President Operations), Shai Lustgarten (VP Marketing & Sales). This approval will be conducted following and subject to the approval of the Meeting to Item 9 above by the Company's Compensation Committee and by its Board of Directors.

OTHER BUSINESS

In addition to voting on Items 1 through 9 as described above, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2012.

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,

Yaron Shalem, CFO Dated: October 10, 2013

Appendix A

Director Eligibility Declaration

Pursuant to Sections 224A - 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD, (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:
	First name	Surname

Name in English	JAN	LOEB
(according to passport)	First name	Surname

ID No.

Date of birth:	10/21/58	Nationality:	USA

My address:	6610 Cross County BLVD	Baltimore, MD

		Street	Town

Zip code	21215

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

1  Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting-financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

	My education2:	BBA in Finance and Investments from Baruch College

During the past five years I dealt with the following3:
President of LEAP TIDE CAPITAL Management - 8 + years

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
Board Member of American Pacific Corp. & chairman of Audit Comm.
Previous Board Member of Pernix Therapeutics Holdings.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business-accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

2   Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3   Indicate the position, full name of work place and length of time the director fulfilled in each position.

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☒	The auditing accountant’s functions and duties;

	☒	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in-depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

5   Please tick all relevant boxes.

3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision.

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

“The Administrative Enforcement Committee” –	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” –
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above - I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☒	I am not a relative5 of the Company’s controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

4   Please tick all relevant boxes.
5   “Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementloned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in ~~a~~ the company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☒
I do not meet all or some of the conditions and tests ~~stated above~~ and therefore, I do not meet the definition of an “Independent Director”. (Because my Fee is higher than typical Israeli Board members)

6  Including an External Director.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity, are as follows:

The Funds I manage owns 522,857 shares of TAT

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:
No

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:
No

7 “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8  “Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9  “Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6   If the answer is yes, please provide details regarding the position or positions you fulfill.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration, If such detail is known to me, I will notify the Company immediately.

6/2/13
Date	Signature

Director Eligibility Declaration

Pursuant to Sections 224A - 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: “the Company”)

Date of appointment:

Name of Candidate:	Ron	Ben-Haim
	First name	Surname

Name in English (according to passport)	Ron	Ben-Haim
	First name	Surname

ID No.	024528655

Date of birth:	October 7,1969	Nationality:	Israel

My address:	POBox 139	Moshav Herut	40691
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

	My education2:	Bachelor of Science, Industrial Engineering, Tel Aviv University 1995

Master of Business Administration, 2000, New York University

During the past five years I dealt with the following3:
Partner in the FIMI Opportunity Funds

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
Current director positions: Tadir-Gan (Precision Products) 1993, Ltd.; Bagir Group, Ltd.; Raval ACS, Ltd.; Inrom Industries, Ltd., Nirlat Paints, Ltd., Alony, Ltd. and Overseas Commerce Ltd.

1
Indicate all the areas of the director's education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting- financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company's financial statements and to trigger a discussion as to the way of presenting the financial data.

2	Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3	Indicate the position, full name of work place and length of time the director fulfilled in each position.

Former director positions: Merhav Ceramic and Building Materials Center, Ltd.; Ophir Optronics, Ltd.; Metro Motor Marketing, Ltd. and Ginegar Plastic Industries, Ltd.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business- accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☐	The auditing accountant’s functions and duties;

	☐	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in- depth understanding in the Company’s primary area of business5:

	☐	Yes

	☒	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

	3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

5	Please tick all relevant boxes.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision .

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

	“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☐	I am not a relative5 of the Company’s controlling person.
☐
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

	☐	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4	Please tick all relevant boxes.
5	“Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

☐ I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

☐ I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☐ I do not serve as a director in a company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☒ I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an “Independent Director”.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity, are as follows: None

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:

I am a partner in the FIMI Opportunity Fund. The controlling shareholder of the Company

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:

No

6	Including an External Director.
7
“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8
“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9
“Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6	If the answer is yes, please provide details regarding the position or positions you fulfill.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

1/8/2013
Date	Signature

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:	SAMUEL	VLODINGER
	First name	Surname

Name in English (according to passport)	SAMUEL	VLODINGER
	First name	Surname

ID No.	64516214

Date of birth:	16.1.1951	Nationality:	ISRAEL

My address:	9 AGADAT DESHE	HERZLIA	46594
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

	My education2:	Bsc. Technion, Haifa Institute of Technology

During the past five years I dealt with the following3:

Partner in Filmi PE fund.

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:
TADIRGAN (Precision products 1993, Ltd. Ginegar Plastic Ltd.
RAVAL Acs Ltd. Bagir Group Ltd.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

1
Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting- financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.

2	Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3	Indicate the position, full name of work place and length of time the director fulfilled in each position.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business- accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☐	The auditing accountant’s functions and duties;

	☐	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in- depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

	3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

5 Please tick all relevant boxes.

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision.

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☐	I am not a relative5 of the Company’s controlling person.
☐
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

	☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

	☒	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

	☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

4	Please tick all relevant boxes.
5	“Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.
6	Including an External Director.

☐ I do not serve as a director in a company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☒ I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an “Independent Director”.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity, are as follows: ____________________
NONE

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:
_____________________________________________
I Am A Partner in Filmi Fund The Controlling Shareholder.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:
____________________________________________________
No.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

7
“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8
“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9
“Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan; (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6	If the answer is yes, please provide details regarding the position or positions you fulfill.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

3/8/2013
Date	Signature

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: “the Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: “the Company”)

Date of appointment:	the date of the Annual General meeting of Shareholders

Name of Candidate:
	First name	Surname

Name in English	Dafna	Gruber
(according to passport)	First name	Surname

ID No.	59253971

Date of birth:	23.3.65	Nationality: Israeli

My address:	Habanim 24	Ramat Hasharon	47223

	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
Following are details about my education1, skills and professional experience which are relevant to consider whether I have all the qualifications (including my education and professional experience) to serve as a director in the Company and whether I meet all the conditions and tests for evaluating accounting and financial expertise and/or for evaluating skills and understanding in the Company’s primary area of business (hereinafter jointly: “the Professional Requirements”):

My education2: I am a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

During the past five years I dealt with the following3:

CFO of Nice systems Ltd.

Other Companies in which I either serve/am serving or served/was serving as a director in the past five years:

1	Indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds. Please specify, insofar that it exists, the education providing the director, at his/her opinion, strong skills and understanding in accounting- financial matters and financial statements, such that he/she is able to have in-depth understanding of the Company’s financial statements and to trigger a discussion as to the way of presenting the financial data.
2	Please indicate all the areas of the director’s education, the institution where such education was acquired and the academic degree or professional certificate the director holds.

3	Indicate the position, full name of work place and length of time the director fulfilled in each position.

* Please attach documents and certificates supporting the statement pursuant to this Section B.

“A Director with Accounting and Financial Expertise” is anyone who, due to his/her education, experience and qualification, has strong skills and understanding in business- accounting matters and financial statements such that he/she is able to have an in-depth understanding of the Company’s financial statements and trigger a discussion as to the way of presenting the financial data;

You declare that due to your education and/or experience and/or qualifications, you believe to have strong skills and understanding in the following matters5:

	☒	Accounting matters and accounting audit matters typical of the Company’s industry and to companies of the Company’s scale and complexity;

	☒	The auditing accountant’s functions and duties;

	☒	Preparing financial statements and confirming them pursuant to the Law and the Securities Law, 5728-1968;

	☐	None of the above;

And in view of the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise5:

	☒	Yes

	☐	No

C.
As a candidate intended to serve as a director in the Company, I declare that due to my education and/or experience and/or qualifications, I believe I have strong skills and in- depth understanding in the Company’s primary area of business5:

	☒	Yes

	☐	No

D.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

	1.	I am not incapacitated and I was not declared non-discharged bankrupt

2.
I have the required skills and ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company considering, inter alia, the Company’s special needs and size.

	3.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

5 Please tick all relevant boxes.

4.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: “the Securities Law”) or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

	b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

5.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds’ company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds’ company) elapsed from the date the judgment of which I was convicted was rendered, at the court’s decision .

6.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:

“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.

“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the Joint Investment Trust Law, 5754-1994, as the case may be.

7.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

E.	For the purpose of considering whether you are an independent director, you hereby declare as follows4:

	☒	I am not a relative5 of the Company’s controlling person.
☒
At the time of the appointment or during the preceding two years I, my Relative, spouse, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company’s controlling person or to the controlling person’s Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

“Connection” – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

“Another Corporation” – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

	☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

	☒	I do not serve as a director in another company in which any of the Company’s directors serves as an independent director6.

	☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

4	Please tick all relevant boxes.
5	“Relative” – spouse, brother or sister, parent, parent’s parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.
6	Including an External Director.

☒ I do not serve as a director in a company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an “Independent Director” is a director meeting all the conditions and tests in Section E above.

☐ I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an “Independent Director”.

F.	My holdings of Securities of the Company, its Held Company7, if its activity is material for the Company’s activity, are as follows: ______________________________________

none

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company8, if its activity is material for the Company’s activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate9 thereto or a party of interest of the Company, if so – do provide further details6:

no

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details:

no

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details arc accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above arc not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

7	“Held Company – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

8	“Held Company” – a consolidated company, a proportionately consolidated company or an associate. “Associate” – as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

9	“Affiliate” – (A) A company, in which another company – which is not its parent company – has invested an amount that is equal to 25% or more of the other company’s equity, whether in shares or in another way, excluding a loan provided in the normal course of business and which is not a shareholders’ loan, (B) A Company in which another company – which is not its parent company – holds 25% or more of the nominal value of its issued share capital or the voting power therein, or which is entitled to appoint 25% or more of the number of its directors.

6	If the answer is yes, please provide details regarding the position or positions you fulfill.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company’s audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

7.8.13
Date	Signature

Appendix B

Fitness Declaration As An External Director
According to sections 240(b)-(e) of the Israeli Companies Law of 1999 (the “Law” or the “Company’s Law”) and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for the purpose of disclosing in accordance to regulations 26, 34(b) and 33 of the Companies Regulations (Periodic and Immediate Reports), 1970 and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (The “Company”) Board of Directors

Date of appointment: The date of the Annual General meeting of Shareholders

Name of the candidate: Aviram Halevi

ID/Social Security Number/Passport Number: ID No.: 054933759

Date of Birth: December 8th, 1957 Nationality: Israel

Address: 10 Bertonov St., Tel Aviv Israel 60940204

Phone Number: +972-54-6785565

Education: B.Sc. in geology (Queens College, New York; Executive MBA from Tel Aviv University

Occupation in the last five years: CEO of business intelligence and consulting company; producer of documentary films

Other Companies in which the candidate serves/served as director in the last five years: MERHAV (now HAMAT) – high end taps and other water-related products

The Name of the Company in which the candidate will be appointed as an external director: TAT TECHNOLOGIES LTD.

Date of appointment: September 2013.

A. I hereby certify my consent to serve as an External director on the Company’s board of directors.

B. I hereby declare that

1. Hereby are details in regards to my education (including the field in which the education is and the institution from which I received my degree/s from), my practical experience and skills, which are relevant, among other things to review whether I fit all the requirements to estimate my financial and audit expertise and/or to estimate my skills and understanding in regards to the Company’s main activities)

B. Sc. In geology from Queens College, New York City

Executive MBA from Tel Aviv University

2. “Director with accounting and financial expertise” is one who because of his/her education, experience and skills is of high understanding of business matters – accounting and financial reports allowing him/her to understand in depth the financial statements of the Company and to stimulate discussions regarding the manner of presentation of financial date;

I, Herby declare that due to your education, or your experience or skills you have, in your opinion, a deep understanding in the subjects listed below:

☐ Accounting issues and accounting auditing issues characteristic of the industry in which the Company operates and companies of the size and complexity of the company.

☐ The duties of the auditor and the duties imposed on it;

☐ The preperatation of financial statements and approval by the Law and by the Israeli Securities law - 1968

☒ none of the above;

In regards to the above, you are eligible, to the best of your understanding, to serve as a director with accounting and financial expertise:

☐ Yes

☒ No

2(a) I have the ability to read and understand financial statements:

☒ Yes

☐ No

2(b) “Director with professional qualification” is one who meets one of the requirements stated below:

I hereby declare, as intended to serve as an external company director that held me the following conditions:

☒ I have an academic degree in one of the following subjects: economics, business, accounting, law, public administration.

☐ I have an academic degree or a “high education” degree, in this main business of the company or in the field relevant to the position
☒ I have at least five years of experience in one of the following positions or in two or more of the following positions:

(A) A senior position in the business management of a corporation with a significant volume of business;
(B) A senior public office or a senior position in the public service;
(C) A senior position in the main area of the Company

2(c) “Expert External Director” is a director with accounting and financial expertise or a director because of his education, experience and skills which allows a deep understanding in the main activity of the company.

I hereby declare, as intended to serve as an external director in the Company, that due to my education or/and experience or/and my skills, I believe I have a deep understanding of the main activity of the Company:

☒ Yes

☐ No

2(d) I hereby declare that I meet the qualifications set forth in the Companies Law as a director in the Company, except for compliance with professional requirements set by the Board of Directors:

2(e) I am a resident of Israel qualified to be appointed as a director under the Companies Law, and:
2(e) (1) I am not incompetent or declared bankrupt.
2(e) (2) I have the necessary skills and ability to devote appropriate time, to perform duties as an external director in the Company, noting the Company’s size and special needs.

3. I, my relatives, partners, employers, anyone to whom I am subordinate to directly or indirectly or a corporation in which I have control, have no connection to this date and have had no connection in the last two years to the Company or to a holder of control of the Company, or to any other body corporate.

“Connection” – the existence of labor relations, business or professional relations generally or control, as well as acting as an office holder, other than as a director who was appointed to serve as an outside director in a company on an IPO.
“Other Body Corporate” – a body corporate in which the holder of control is, on the date of appointment or during the two years preceding the date of appointment, the company or a holder of control therein.

4. My other positions or businesses do not give rise to a conflict of interests with my role as director on the Company’s board of Directors and those positions cannot harm my ability to act as a director.

5. I do not serve as a director on another company’s board in which a director on the Company’s board of Directors is acting as an outside director.

6. I am not an ISA [Israel Securities Authority] or a TASE [Tel Aviv Stock Exchange LTD] employee.

7. I have not been convicted with a final verdict in regard to the following offenses, and if so more than five years have passed since there was a verdict given against me:
(A) Crimes according to sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Criminal Law of 1977 and according to sections 52C, 52D, 53(A) and 54 of the Israeli Securities Law of 1968.
(B) A conviction in a court outside of Israel for crimes of bribery, fraud, officers offenses in a corporation or offenses of abuse of inside information.
(C) Conviction in another crime which the court decided that due to its substance, circumstances and severity, I am not fit to serve as a Director on a public Company’s board of Directors.
(D) Any other offense which has been decided by the Minister of Justice of the State of Israel upon the power granted to him in Section 226(C) of the Israeli Companies Law of 1999.

8. The remuneration for an external director was brought to my attention prior to my acceptance to fulfill the position of an external director on the Company’s Board of Directors.

9. My holdings in the share and/or convertible stock of the Company, a subsidiary or related company is as follows: none.

I am aware of the fact that I have to inform the company immediately upon a decrease or increase in my holdings of shares and/or convertible stock of the Company, its subsidiaries or related companies.

10. I hereby declare that I know the companies Regulations (Rules regarding Compensation and expenses of an External Director) – 2000 (“The Regulations”):

-
I know that the annual remuneration, and expenses of participation I will be entitled from the Company will be classified according to the degree of the Company and will be as specified by the regulations.

	-	I have been notified of the annual compensation and participation in the meetings prior to my consent to serve as the external director.

11.
No means of enforcement have been imposed on me by The Administrative Enforcement Committee which forbids me to serve as a director in any public company or Bonds’ company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

For this purpose:
“The Administrative Enforcement Committee” -	The committee appointed pursuant to Section 52FF(A) of the Securities Law.
“Means of Enforcement” -
Means of enforcement as stated in Section 52DDD Of the Securities Law, imposed pursuant to Chapter H4 of the Securities Law, pursuant to Chapter G2 of the Controlling of Investment Consultation and Management of Investment Portfolios Law, 5755-1995 or pursuant to Chapter J1 of the Joint Investment Trust Law, 5754- 1994, as the case may be.

After reading thoroughly and understanding all the above mentioned, I hereby declare that all the above mentioned is true and all the identifying details are full and correct and written by myself and in my handwriting.
Furthermore, I am not aware of any other material detail which might influence my office as independent director in the Company and if there was a detail I would have disclosed it on this declaration.

23.7.13
Date	Signature

Appendix C

Executives & Directors Compensation Policy

I.	OVERVIEW

1.	Definitions

Company	TAT TECHNOLOGIES LTD.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Amendment 20	Amendment to the Law which was entered into effect on December 12, 2012.
Compensation Committee	A committee appointed in accordance with section 118A of the Law.
Office Holder	Director, CEO, any person filling any of these positions in a company, even if he holds a different title, and any other excutive subordinate to the CEO, all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in section 1 of the Law.

Total Cash Compensation	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.
Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.
Total Compesation	The Total Cash Compensation and the annual Equity Value.

2.	General

2.1.
This compensation policy ("the Policy"), was formulated during an internal process conducted at the Company in compliance with the provision of Amendment 20, and is based on the Company's will to properly balance between its will to reward Office Holders for their achievements and the need to ensure that the Total Compensation is in line with the Company's benefit and overall strategy over time.

2.2.
The purpose of the Policy is to set guidelines for the compensation manner of the Company's Officer Holders. The Company's management and its Board of Directors deem all of the Office Holders of the Company as partners in the Company's success and consequently, derived a comprehensive view with respect to the Company's Office Holders' Compensation. This document presents the indices that derived from the principles of the formulated Policy, as specified hereunder.

2.3.
It is hereby clarified that no statement in this document is intended to vest any right to the Office Holders to whom the principles of the Policy apply, or to any other third party, and not necessarily will use be made of all of the components and ranges presented in this Policy.

2.4.
The indices presented in the Policy are intended to prescribe an adequately broad framework that shall enable the Compensation Committee and Board of Directors of the Company to formulate a personal Compensation Plan for each office Holder or a particular compensation component according to individual circumstances (including unique circumstances) and according to the Company's needs, in a manner that is congruent with the Company's benefit and the Company's overall strategy over time.

2.5.
The Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law. However, to the extent permitted by law, if the shareholders shall oppose approving the Policy, the Compensation Committee and Board of Directors shall be able to approve the Policy, after having held another discussion of the Policy and after having determined, on the basis of detailed reasoning, that, notwithstanding the opposition of the shareholders, the adoption of the Policy is for the benefit of the Company.

3.4.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

4.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

4.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

4.2.	Executive’s role and scope of responsibilities and in accordance with the location in which such Executive is placed.

4.3.	Executive’s previous compensation.

4.4.	The Company’s performance and general market conditions.

4.5.
The ratio between Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

The annual Total Compensation (or annualized, for other than a full time position) of the Company's CEO, active Chairman1 and Executive in terms of full time position shall not exceed 15 times, 30 times and 15 times, respectively, the average annual salary and the median annual salary of the Company's employees.

4.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies. The peer group for the purpose detailed below shall include not less than 4 public companies listed on the Tel Aviv Stock Exchange ("TASE") similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

1 Should one be appointed.

The Company may use such comparative information in the event a new Executive is offered a Total Compensation exceeding 25% of its predecessor in the Company.

5.	The compensation of each Executive shall be composed of, some or all, of the following components:

5.1.	Fixed components, which shall include, among others: base salary and benefits as may be customary under local customs.

5.2.	Variable components, which may include: cash incentives and equity based compensation.

5.3.	Separation package;

5.4.	Directors & Officers (D&O) Insurance, indemnification and exemption; and

5.5.	Other components, which may include: change in control, relocation benefits, special bonus, etc.

6.
Our philosophy is that our Executives’ compensation mix shall comprise of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

7.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

8.	Fixed compensation

Base Salary:

8.1.	The base salary shall be determined in accordance with the criterias and considerations as detailed in Section 4 above and shall be approved by the Compensation Committee.

8.2.	The base salary shall not be automatically linked.

8.3.	The maximum monthly base salary for an Office Holder shall be as follows:

Executive Level	Maximum
Active Chairman	NIS 75K (for 35% of a full time position and a proportion of this amount to a different percentage of services).
CEO	NIS 120K (for a full time position)
Other Executives	NIS 60K (for a full time position)

The above maximum base salary shall be examined annualy.

Any deviation from the detailed above with regard to the CEO and/or Active Chairman, shall be brought for the approval of the Compensation Committee, the Board of Directors and the General Meeting of the Company prior to entering into a binding agreement (unless specified otherwise in the Law).

A deviation exceeding 15% of the detailed above with regard to an Executive (excluding CEO and Active Chairman) shall be brought for the approval of the Compensation Committee and the Board of Directors prior to entering into a binding agreement.

Without derogating from the above, a maximum annual raise of up to 5% with regard to an Executive's base salary in a particular year, excluding variable compensation, shall not be deemed a material change of his/her terms of employement, and therefore, shall require the approval of the Compensation Committee only.

In the event an Office Holder provides services to the Company as an independent contractor or via a management company controlled by said Office Holder, and get paid through the issuance of an invoice, then for all purposes in this policy, the base salary for such an Office Holder shall be extracted from actual payment based on normal rate of employment cost.

8.4.
In order to ensure allignment of all components of the Total Compensation, the desired range between such components, in terms of full time position for a given year of Executives in the Company is detailed below:

Executive Level	Fixed compensation, base salary and additional benefits	Variable Compensation
		Performance based cash incenstive compensation	Long term equity based compensation
Active Chairman	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
CEO	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation
Directors	90%-100%	0%-10%
Other Executives	60%-90%	10%-40% for the mix of Performance based cash incentive and Equity based compensation

The ratios in the above table represent the desired optimal combination of compensation, but the actual ratio may vary according to the performance of the Company in a given year. For example, in a year that an annual bonus was not given or a reduced annual bonus was given, the ratio between the fixed compensation and the total compensation ought to be higher than indicated in the above table.

Benefits:

8.5.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as, part or all, of the following components:

8.5.1.	Pension plan/ Executive insurance as customary.

8.5.2.	Benefits which may be offered as part of the general employee benefits package (such as: pension fund, study fund) in accordance with the local practice of the Company.

8.5.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

8.5.4.
An Executive will be entitled to vacation days, in correlation with the Executive’s seniority and position in the Company (generally up to [30] days annualy), and subject to the minimum vacation days requirements per country of employment as well as  the local national holidays.

8.5.5.	Reasonable expenses, including vehicle, daily newspaper, cellphone and meals.

9.	Variable Components

9.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

9.2.
Variable compensation components shall be comprised of (i) cash components which shall be mostly based on measurable criteria; and (ii) equity components, all taking into consideration periodical and a long term perspective.

9.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

9.4.	Variable Cash Incentive Plan

9.4.1.
The Compensation Committee and Board of Directors may adopt, from time to time, a Cash Incentive Plan, which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

9.4.2.
The Compensation committee and Board of Directors may include, inter- alia, in the On Target Cash Plan predetermined thresholds and caps, to corelate an Executive’s On Target Cash Plan payments with actual achievements.

9.4.3.
The annual On Target Cash Plan actual payment for the Active Chairman, the CEO and other Executives in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed the ratio set forth in the table in clause 8.4 above.

9.4.4.
The CEO, Active Chairman and other Executives' individual On Target Cash Plan may be composed based on the mix of  (i) the Company Target (as defined below); (ii) Personal KPI; and (iii) Personal Evaluation. The weight to be assigned to each of the components per each of the executives shall be as set forth in the table below.

	Active Chairman	CEO	CFO	Other Executives
Company Target	100%	80% - 90%	70% - 80%	70% - 80%
Personal KPI	NONE	NONE	10%	10%
Personal Evaluation	NONE	0%-20%	0%-20%1	0%-20%2

2 Despite the ratios determined above and subject to amendment of the Companies Law and/or the Companies Regulations and/or Orders, in a way that allows to determine in a compensation policy that with regard to an office holder who is not a director nor a CEO, a compensation policy may determine cash variable component to be paid, partially or in full, according to immeasurable criteria taking into account the office holder's contribution to the company – the company shall be entitled to approve to deputy CEO's in the Company performance based or bonuses according to the CEO's personal evaluation in a rate of up to 100% of the total performance based compensation to which the deputy CEO's may be entitled to, if at all.
3 See note 3 above.

The Company’s Key Performance Index (KPI) shall be determined in accordance with pre-determined two or more measurable targets, ("the Company Target"). Such target may include net profit, revenue growth, reduction in working capital, capital yield, reduction in expense budget, sales of new products, etc.

With regard to each one of the Company's measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan. In this respect, the Compensation Committee and the Board of Directors shall have the right to determine a higher (but not lower) entitltlement threshold.

The annual bonus shall be paid to the office Holder in the following manner:

-	80% of the amount of the annual bonus will be paid following the approval by the Board of Directors of the Company, of the financial statements of the relevant year (“Current Year Bonus”).

-
20% of the amount of the annual bonus shall be deferred by one year, and shall be paid following the approval by the Board of Directors of the Company of the financial statements of such year (“Deferred Bonus”).

The Office Holder's eligibility to the payment of the Deferred Bonus shall be subject to the following cumulative conditions: (i) the Company recorded a positive net profit for the following year; and (ii) the Office Holder had not ceased to provide services to the Company during the year in which the Deferred Bonus is paid resulting from one of the followings: (a) the Office Holder had not terminated the engagement with the Company; or (b) the Company had not terminated the engagement with the Office Holder for "Cause" (as defined in section 9.4.12 below) .

For the avoidance of doubt, it is hereby clarified that the payment of the Deferred Bonus shall be in addition to any payment of compensation to which the Office Holder shall be entitled with respect to the relevant following year, and the payment of the Deferred Bonus shall not have any effect on the manner of calculation of the compensation for the relevant following year.

With regard to the Company's Executives, excluding its Active Chairman and the CEO, their Personal KPIs for the On Target Cash Plan shall be determined annualy by the Compensation Committee and the Board of Directors and in accordance with two or more key targets specifically relevant for each Executive  ("the Personal Target"). such targets may include compliance with  the Company's budget, operational efficiency, inventory management, new sales, existing customers, financial management, collection, etc.

With regard to each one of the Personal measurable targets, reference points shall be determined in terms of numerical values, so that compliance with the precise numerical target as determined in the On Target Cash Plan shall constitute compliance with 100% of the target, and also, numerical values shall be determined which will constitute the lower threshold for compliance with the target. The actual rate of compliance with the targets shall be calculated in accordance with the said reference points.

It is clarified that failure to comply with the minimum threshold of at least 75% of a specific target shall not entitle the Executive to payment of a bonus in respect of the said target. In the event of compliance at a rate of 75% or more with a specific target, the annual On Target Cash Plan shall be calculated in accordance with a key (i.e. Linear, Steps, etc.) which shall determine – in relation to the point of compliance with the target – the amount of the bonus in terms of a percentage of the Executive annual base salary, all as shall be set forth in the On Target Cash Plan.

9.4.5.
Personal evaluation: the Company's CEO shall present his personal evaluation of Executive reporting to the CEO to the Company's Compensation Committee and to the Board of Directos. This evaluation shall relate, inter alia, to nonfinancial indices, including the Executive's long term contribution and his/her long term performance. The CEO's personal evaluation shall be presented to the Compensation Committee and to the Board of Directors by the Chairman of the Board, according to the evaluation principles set above with relation to all other Executives.

9.4.6.	It is hereby clarified that the aggregate weight to be assigned to all three of the aforesaid categories in a cash incentives formula shall be 100%.

The breakdown of the targets in each measurable category and the relative weight of each of the measurable categories shall be tailored to each Executive individually, no later than approval of the Company's annual consolidated audited financial reports, depending on the seniority of the Executive and the organizational division to which the Executive is assigned or that is under his purview.

It is hereby clarified, that a maximum change of 10% of the relative weight of each of the measurable categories shall not be deemed a material change in the terms of employement.

9.4.7.
In the event that the Company's strategic targets shall be amended by the Board of Directors during a particular year and/or there is a change to the Executive’s responsibilities and/or scope of employment  - the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

9.4.8.
The Board of Directors may annually amend the threshold(s) with respect to each specific target of the Company Targets and/or at the Personal Targets under which no payments shall be distributed in respect of the said target.

9.4.9.
Adjustment to each specific target at the Company Target and/or at the Personal Targets may be made, when applicable, following major acquisitions, organizational changes or material change in the business environment.

9.4.10.
The Board of Directors will be authorized to define certain events as exceptional and extra-ordinary to the Company’s ordinary course of business, in which case the compensation committee will have the ability to adjust their impact when calculating any of the Company’s targets and Personal KPI.

9.4.11.
The entitlement to the On Target Cash Plan in respect of a particular year shall be conferred on an Executive where such Executive rendered services or was employed with the Company for a period of at least 6 months during that particular year - and the amount thereof shall be relative to the period of employment with the Company during that particular year.

9.4.12.
In the event of termination of the relationship following "Cause" as defined below, such Executive shall not be entitled to any payments in accordance with his/her On Target Cash Plan which have not yet been paid prior to the date of said termination, unless otherwise determined by the Board of Directors.

"Cause" means the following: termination due to: (i) an Executive's conviction of, or plea of guilty or nolo contendere to, a felony (ii) performance by an Executive of an illegal act, dishonesty, or fraud which could cause significant economic injury to the Company; (iii) an Executive's insubordination, refusal to perform his or her duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of his or her duties for the Company; (iv) continuing willful and deliverate failure by the Executive to perform the Executive's duties in any material respect, provided that the Executive is given notice and an opportunity to effectuate a cure as determined by the Company; or (v) an Executive's willful misconduct with regard to the Company that could have a material adverse effect on the Company.

9.4.13.
For the avoidance of doubt, it is hereby clarified that payments under the On Target Cash Plan shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

Equity Based Compensation

9.5.
The Company may grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), either under the Company's existing 2012 Stock Option Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law.

9.6.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

9.8.
The total yearly Equity Value granted shall not exceed with respect to the Active Chairman, the CEO and each other Executive, at the time of grant 40% of their respective annual base salary (in accordance with the table set forth in clause 8.4 above).

9.9.	The maximum dilution as a result of grant of the equity based compensation to Executives shall not exceed 15%.

9.10.
The terms of Equity Based Components may include provisions regarding vesting acceleration in certain circumstances of termination of employment or services initiated by the Company or as a result of change of control.

9.11.
The exercise price of the options granted shall be determined by the Company and shall not be less than the higher of (a) 5% above the average closing price of the Company's share in the 30 trading days preceding the date of the Board of Directors' approval of the equity grant; (b) the share price on the date of the grant.

9.12.
In the event of the termination of the employer – employee relationship or rendering services to the Company's group during the relevant year, the grantee shall be entitled to the options which were allocated in his/her regard, where the date of entitlement in respect of the said options occurred prior to the date of the actual termination, and to exercise them into shares of the Company up until the earlier of: (1) 90 days from the date of the actual termination; (2) the expiration of their exercise period. The grantee shall be entitled to count the shares which were allocated for him only if the date of entitlement in respect thereof occurred prior to the date of the actual termination.

9.13.
In the event of the termination of the relationship following Cause– and even if the date of entitlement to the options has fallen due, in whole or in part, and they have not yet been exercised into shares, the options which have not yet been exercised prior to the expiration of the exercise period shall expire.

9.14.	For the avoidance of doubt, it is hereby clarified that the annual equity compensation shall not be deemed to be a salary, for all intents and purposes, and it shall not confer any social rights.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Active Chairman or the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, transfer or release of pension funds, manager's insurance policies, etc. - the maximum Separation Package of each Executive, CEO or the Active Chairman shall not exceed the value of 25% the Total Compensation of such an Executive, CEO or Active Chairman, respectively.

11.	Notice Period in Termination

As a guideline, the notice period for the termination of an Executive shall not exceed six months or payment in lieu of such notice. During the notice period, the Executive shall be required to continue his services or employment with the Company, unless otherwise determined by the Board of Directors.

12.	Others

12.1.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

12.2.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 10% the Executive's annual base salary.

13.	Clawback Policy

13.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

13.2.
Our Compensation Committee and Board of Directors shall be authorized to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

III.	Director Remuneration:

Our directors may be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

14.	Cash Compensation:

14.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with theamounts set forth in the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000 ("the Compensation Regulations"), and taking into account their definition as "expert director" according to the Compensation Regulations.

14.2.
The Company’s directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Compensation Regulations.

15.	Equity Based Compensation:

The Company’s non-executive directors, i.e. excluding external and independent, may be entitled to receive equal annual equity based compensation, which value shall not exceed at the time of grant 10% of the total annual cash fee detailed in section 13.1 above.

16.	Active Chairman Compensation:

The Active Chairman may be entitled to a compensation in accordance with the criterias as detailed in Section 4, 8 and 9 above, in accordance with his/her scope of employment and relative maximum compensation. The Active Chairman's compensation shall be determined in accordance with his scope of activity, areas of responsibilities in the Company, as well as his experience and expertise. In any event, the total compensation of the Active Chairman shall not be less than the monthly compensation paid to a director in the Company.

IV.	Indemnification & Insurance

17.
The Office Holders shall be entitled to a directors and officers indemnification up to the maximum amount permitted by law, D&O insurance as shall be approved at the Board of Director's discretion, all in accordance with any applicable law and the Company’s articles of association.

18.	With respect to the D&O policy-

18.1.
The D&O insurance may provide group insurance to the Company and its affiliates and alongside the Company's D&O it is possible that D&O of the affiliates may also be insured. In the event the D&O insurance shall provide such group insurance, the annual premium shall be relatively divided between the different companies based on the decision of the Company's management taking into account the recommendation of the Company's external insurance advisors.

18.2.	The limits of liability shall not exceed USD 25 million.

18.3.	The deductible in Canada and the United States shall not exceed USD 100,000 and in the rest of the world USD 80,000. In securities claims, the deductible shall not exceed USD 200,000.

18.4.
The annual premium for the D&O policy shall be in accordance with market conditions. The Company shall retain the assistance of the Company's external isurance advisors in determining market conditions.

18.5.
Any purchase of D&O insurance or its renewal during the term of this Policy shall not be brought to additional approval of the General Meeting provided that the Policy shall be approved by the General Meeting and that the Compensation Committee has approved that the purchased D&O insurance meet the conditions detailed above.

19.	Each of our Office Holders shall be entitled to the same indemnification terms and insurance policy coverage, all as may be approved from time to time.

Appendix D

THE COMPANIES ORDINANCE

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

TAT TECHNOLOGIES LTD

(These Articles of Association have been adopted by a Special Resolution on ~~the~~ November 2013~~, 1986~~  and they replace the former Articles of Association).

INTERPRETATION

1.
[Amended ~~1998, 2012~~2013] In these Articles the words standing in the first column of the table next hereinafter contained shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Words	Meanings
The Company	The above-named Company.

Companies Ordinance	The Companies Ordinance (new version) 1983 ("The Companies Ordinance ") as amended and as amended from time to time including any law or statute replacing it.

The Companies Law or The Israeli Companies Law	The Israeli Companies Law 5759-1999 ("The Companies Law") as amended and as amended from time to time including any law or statute replacing it.

The Statutes	The Companies Ordinance~~,~~and/or The Companies Law, and/or The Securities Law ~~1968,~~ and/or every other Law for the time being in force ~~concerning joint stock companies~~ and affecting the Company.

These Articles	These Articles of Association or as shall be altered from time to time by ~~Special Resolution~~ the General Meeting of the shareholders of the Company.

The Office	The registered office for the time being of the Company.

The Seal	The rubber stamp of the Company.

The Securities Law	The Israeli Securities Law 5728-1968 ("The Securities Law") as amended from time to time including any law or statute replacing it.

Month	Gregorian month.

The Record Date	The record date as determined pursuant to the provision of Article 55(a) of these Articles

Writing	Printing, lithography, photography, and any other mode or modes of representing or reproducing words in a visible form.

Special Resolution	In accordance with the Companies Ordinance, decision of 75% of the General Meeting of the shareholders of the Company.

Words importing the singular only shall include the plural, and vice versa.

Words importing the masculine gender shall include the feminine gender; and words importing person shall include corporations.

Subject as aforesaid, any words or expressions defined in the Statutes shall, except where the subject or context forbids, bear the same meanings in these Articles.

The Regulations in Table "A" in Schedule II to the Companies Ordinance shall not apply to the Company

THE PURPUSE OF THE COMPANY

2.	[Amended 2013] The Company may engage in any lawful occupation.

THE LIABILTY OF SHAREHOLDERS

3.
[Amended 2013] The liability of the shareholders is limited, as determined in the Companies Law. For this purpose, each shareholder is responsible for repayment of the nominal value of shares. In the event that the Company issued shares in exchange for lower nominal value, the responsibility of each shareholder will be limited to the repayment of the amortized amount of the consideration for each share assigned to him as aforesaid.

NON-PRIVATE COMPANY

4.	The Company is a non-private company; consequently:

(a)	No limitations will apply to the transfer of its shares;
(b)	The number of shareholders is unlimited;
(c)	The company may issue to the public shares, debentures or any other securities.

5.
[Amended 1993, 1998, 2005] The share capital of the company is 9,000,000 (Nine Million) New Israeli Shekels, divided into 10,000,000 (Ten Million) Ordinary Shares of a nominal value of 0.9 New Israeli Shekel (NIS 0.9) each, all ranking pari-passu.

SHARES

6.
Subject to these Articles or to the terms of any resolution creating new shares, the unissued shares from time to time shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and either at par or at a premium, or, subject to the provisions of the Statues, at a discount, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount, during such time and for such consideration as the Board of Directors may think fit.

7.	If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends or other moneys in respect of such share.

8.
No person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or required to recognize any equitable, contingent, future, or partial interest in any share or any right whatsoever in respect of any share other than an absolute right to the entirety thereof in the registered holder.

9.
[Amended 2013]  Every member shall be entitled without payment to receive ~~within six months~~ after allotment or registration of transfer (unless the conditions of issue provide for a longer interval) one certificate under the Seal for all the shares registered in his name, specifying the number and denoting numbers of the shares in respect of which it is issued and the amount paid up thereon. Provided that in the case of joint holders the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to one of them shall be sufficient delivery to all. Every certificate shall be signed by one Director and countersigned by the Secretary or some other person nominated by the Directors for the purpose.

10.
If any share certificate shall be defaced, worn out, destroyed or lost, it may be renewed on such evidence being produced, and such indemnity (if any) being given as the Directors shall require and (in case of defacement or wearing out) on delivery up of the ~~the~~ old certificate, and in any case on payment of such sum not exceeding NIS 5 (Five New Israeli Shekels) as the Directors may from time to time require.

11.
[Deleted 201~~2~~3] ~~No part of the funds of the Company shall be employed in the purchase of or in loans upon the security of the Company's shares, but nothing in this Article shall prohibit the transactions mentioned in the proviso to Section 139 of the Companies Ordinance.~~

12.
[Deleted 201~~2~~3] ~~Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a length period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditionsand restrictions mentioned in Section 140 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work orbuilding or the provision of a plant.~~

13.	[Deleted 201~~2~~3]~~Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a length period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period, and subject to the conditionsand restrictions mentioned in Section 140 of the Companies Ordinance, and may charge the sum so paid by way of interest to capital as part of the cost of the construction of the work orbuilding or the provision of a plant.~~

 CALLS ON SHARES

14.	[Amended 2013] No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any). The shareholders who are entitled to a dividend shall be the holders of shares on the date of the resolution regarding the dividend or on a later date if a later date is prescribed in such resolution.

15.

(a)
If under the conditions of the issuance of shares there is no fixed date for the payments due therefor, the Directors may from time to time make such calls upon the members in respect of all moneys then unpaid on shares possessed by them and every member will pay the sum demanded of him at the place and time appointed by the Directors, provided that fourteen days notice as to the place and date of payment was served on him. The Directors may revoke or postpone any call.

(b)	A call shall be deemed to have been made at the time when the Resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable for the payment of all calls and installments in respect thereof.

(d)
If before or on the day appointed for payment thereof, a call or installment payable in respect of a share is not paid, the holder or allottee of the share shall pay interest on the amount of the call or Installment at such rate not exceeding the debitory rate prevailing at the largest Israeli commercial bank on the day appointed for the payment referred to, as the Directors shall fix, from the day appointed for payment thereof to the time of actual payment, but the Directors may waive payment of such interest wholly or in part.

16.

(a)
Any sum which by the terms of allotment of a share is made payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made, and payable on the date fixed for payment, and in case of non-payment the provisions of these Articles as to payment of interest and expenses, forfeiture and the like, and all other relevant provisions of these Articles shall apply as if such sum were a call duly made and notified as hereby provided;

(b)
The Directors may at the time of allotment of shares make arrangements on the issue of shares for a difference between the holders of such shares in the amount of calls to be paid and in the time of payment of such call.

17.
The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the monies due upon his shares beyond the sums actually called up thereon; and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed by them and the Company.

TRANSFER OF SHARES

18.
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Register of Members in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

19.
The Directors may refuse, without giving any reasons therefor, to register any transfer of shares where the Company has a lien on the share, constituting the subject matter of the transfer, but fully paid-up shares may be transferred freely and such transfers do not require the approval of the Directors.

All instruments of transfer shall remain in the custody of the Company but any such instrument which the Directors refused to register shall be returned to the person from whom it was received, if such request be made by him.

20.
[Amended 1998] The Transfer Records and the Register of Members and Debenture Holders (if any) and Debenture Stock Holders (if any) and other securities (if any) of the Company may be closed during such time as the Directors may deem fit, not exceeding in the aggregate, thirty days in each year. To avoid any doubts, the determination of a Record Date shall not constitute nor be deemed as a closing of the above records or registers.

TRANSMISSION OF rSHARES

21.
In the case of the death of a member, or a holder of a debenture, the survivor or survivors, where the deceased was a joint holder, and the executors and/or administrators and/or the legal heirs of the deceased where he was a sole or only surviving holder, shall be the only persons recognized by the Company as having any title to his shares or his debentures, but nothing herein contained shall release the estate of a deceased joint holder form any liability in respect of any share or any debenture jointly held by him.

22.
Any person who becomes entitled to a share or a debenture in consequence of the death or bankruptcy of any member, may, upon producing such evidence of title as the Directors shall require, with the consent of the Directors, be registered himself as holder of the share or the debenture or, subject to the provisions as to transfers herein contained, transfer the same to some other person.

23.
A person entitled to a share or a debenture by transmission shall be entitled to receive, and may give a discharge for, any dividends or interest or other moneys payable in respect of the share or debenture, but he shall not be entitled in respect of it to receive notices of, or to attend or vote at meetings of the Company, or, save as aforesaid, to exercise any of the rights or privileges of a member or a holder of a debenture unless and until he shall become a member in respect of the share or a holder of the debenture.

FORFEITURE OF SHARES

24.
If any member fails to pay the whole or any part of any call or installment of a call on or before the day appointed for the payment thereof, the Directors may at any time thereafter, during such time as the call or installment or any part thereof remains unpaid, serve a notice on him, or on the person entitled to the share by transmission requiring him to pay such call or installment, or such part thereof as remains unpaid, together with any expenses incurred by the company by reason of such non-payment.

25.
The notice shall name a further day (not earlier than the expiration of thirty days from the date of the notice) on or before which such call or installment, or such part as aforesaid, and all interest and expenses that have accrued by reason of such non-payment, is to be made, and shall state that In the event of non-payment at or before the time and at the place appointed, the shares in respect of which such call was made will be liable to be forfeited.

26.
If the requisitions of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture, notwithstanding that they shall have been declared.

27.
Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture upon the terms of payment of all call and interest due upon and expenses incurred in respect of the shares and upon such further terms (if any) as they shall see fit.

28.
Every share which shall be forfeited shall thereupon become the property of the Company and may be either cancelled or sold or re-allotted or otherwise disposed of either to the person who was before forfeiture the holder thereof, or entitled thereto, or to any other person, upon such terms and in such manner as the Directors shall think fit. [Amended 2013] Each Forfeited share that hasn’t been sold or canceled, will become dormant Share, as defined in the Israeli Companies law, and will not confer any rights, so long that such shares is owned by the Company.

29.
A member whose shares have been forfeited shall, notwithstanding, be liable to pay to the Company all calls made and not paid on such shares at the time of forfeiture, and interest thereon to the date of payment, in the same manner in all respects as if the shares had not been forfeited and to satisfy all (if any) the claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture, without any deduction or allowance for the value of the shares at the time of forfeiture.

30.
The forfeiture of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the member whose share is forfeited and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

31.
A sworn declaration in writing that the declarant is a Director of the Company, and that a share has been duly forfeited in pursuance of these Articles and stating the date upon which it was forfeited, shall, as against all persons claiming to be entitled to the share adversely to the forfeiture thereof, be conclusive evidence of the facts therein stated, and such declaration, together with the receipt of the Company for the consideration (if any) given for the share on the sale or disposition thereof, and a certificate of proprietorship of the share under the Seal delivered to the person to whom the same is sold or disposed of, shall constitute a good title to the share, and such person shall be registered as the holder of the share and shall be discharged from all calls made prior to such sale or disposition, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any act, omission or irregularity relating to or connected with the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

LIEN

32.
The Company shall have a first and paramount lien upon all shares (which are not fully paid up) registered in the name of any member, either alone or jointly with any other person, for his debts, liabilities and engagements, whether solely or jointly with any other person, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not, and such lien shall extend to all dividends from time to time declared in respect of such shares; but the Directors may at any time declare any share to be exempt wholly or partially from the provisions of this Article.

33.
The Directors may sell the shares subject to any such lien at such time or times and in such manner as they shall think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists, or some part thereof, are or is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfillment or discharge thereof and giving notice of intention to sell in default shall have been served on such member, or the persons (if any) entitled by transmission to the shares, and default in payment, fulfillment or discharge shall have been made by him or them for fourteen days after such notice.

34.
The net proceeds of such sale shall be applied in or towards satisfaction of the amount due to the Company, or of the liability or engagement, as the case may be, and the balance (if any) shall be paid to the member or the person (if any) entitled by transmission to the shares so sold.

35.
Upon any such sale (i.e., following forfeiture or foreclosing on a lien for and the bona fide use of the powers granted with respect thereto) the Directors may enter the purchaser's name in the Register as holder of the shares and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

SHARE WARRANTS TO BEARER

36.

(a)
The Company may, subject to the provisions of the Statutes, with respect to fully paid up shares, issue warrants (hereinafter called "share warrants"), stating that the bearer is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of dividends on the shares included in such warrants. The Directors may determine and from time to time vary, the conditions upon which share warrants shall be issued, and in particular the conditions upon which a new share warrant or coupon will be issued in the place of one worn out, defaced, lost or destroyed, or upon which a share warrant may be surrendered, and the name of the bearer entered in the Register in respect of the shares therein specified. The bearer of a share warrant shall be subject to the conditions for the time being in force, whether made before or after the issue of such share warrant.

No new share warrant or coupon shall be issued in the place of one which has been lost or destroyed unless it shall have been established to the satisfaction of the Directors that the same has been lost or destroyed.

(b)
A share warrant shall entitle the bearer to the shares included in it, and such shares shall be transferred by the delivery of the share warrant and the provisions of these Articles with respect to transfer and transmission of shares shall not apply thereto.

(c)
The bearer of a share warrant may at any time deposit the warrant at the Office or at any other place, if any, indicated by the Directors, and after the expiration of two clear days from the time of deposit, and so long as the warrant remains so deposited, the depositor shall have the same right of signing a requisition for calling a meeting of the Company, and of attending and voting and exercising the other privileges of a member at any meeting held, as if his name was inserted in the Register as the Holder of the shares included in the deposited warrant. Not more than one person shall be recognized as depositor of a share warrant.

Upon prior notice in writing of two days the Company shall return to the depositor the share warrant deposited by him.

(d)
Subject as otherwise expressly provided herein, no person shall, as bearer of a share warrant, sign a requisition for calling a Meeting of the Company, or attend, or vote, or exercise any other privilege of a member at a Meeting of the Company and said person shall not be entitled to receive any notices from the Company.

But the bearer of a share warrant shall be a member of the Company and entitled in all other respects to the same privileges and advantages as if he were named in the Register as the holder of the shares included in the warrant.

[Deleted 2013]  ~~STOCK~~

~~37.~~

~~(a)~~
~~The Board of Directors may, with the sanction of the members previously given by Special Resolution, convert any paid-up shares into stock, and may, with like sanction, reconvert any stock into paid-up shares of any denomination.~~

~~(b)~~
~~The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations, as the shares, from which the stock arose, might have been transferred prior to conversion, or as near thereto as circumstances admit, provided however, that the Board of Directors may from time to time fix the minimum amount of stock so transferable, and restrict or forbid the transfer of fractions of such minimum, but the minimum shall not exceed the nominal value of each of the shares from which such stock arose.~~

~~(c)~~
~~The holders of stock shall, in accordance with the amount of stock held by them, have  the same rights and privileges as regards dividends, voting at Meetings of the Company and other matters as if they held the shares from which such stock arose, but no such right or privilege, except participation in the dividends and profits of the Company, shall be conferred by any such aliquot part of such stock as would not, if existing in shares,  have conferred that right or privilege.~~

~~(d)~~	~~Such of the Articles of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" (or "member") therein shall include "stock" and "stockholder".~~

ALTERATIONS OF CAPITAL

~~38.~~37.	The General Meeting of the shareholders of the Company may from time to time ~~by Special Resolution~~:

(a)	Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; or

(b)	Cancel any shares not taken or agreed to be taken by any person; or

(c)
Divide its share capital or any part thereof into shares of smaller amount than is fixed by its Articles of Association by sub-division of its existing shares or any of them, subject, nevertheless, to the provisions of the Statutes, and so that as between the resulting shares, one or more of such shares may by the Resolution by which such sub-division is effected be given any preference or advantage as regards dividend, capital, voting or otherwise over the others or any other shares; or

(d)
Reduce its share capital and any capital redemption reserve fund in any way that may be considered expedient and, in particular exercise all or any of the powers conferred by Section 151 of the Companies Ordinance, or any statutory modification thereof.

~~39.~~38.	The Company may, subject to applicable law, issue redeemable shares and redeem the same

INCREASE OF CAPITAL

~~40.~~39.	The General Meeting of the shareholders of the Company may from time to time ~~by SpecialResolution~~, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares; such new capital to be of such amount and to be divided into shares of such respective amounts and (subject to any special rights for the time being attached to any existing class of shares) to carry such preferential, deferred or other special rights (if any) or to be subject to such conditions or restrictions (if any) in regard to dividend, return of capital, voting or otherwise as the General Meeting deciding upon such increase directs.

~~41.~~40.	[Amended 2013] Except so far as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original ordinary share capital of the Company, and shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the original share capital.

[Deleted 2013]  ~~MODIFICATION OF CLASS RIGHTS~~

~~42.~~
~~[Amended ]If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class. The provisions of these Articles relating to General Meetings shall apply mutatis mutandis to every such separate General Meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.~~

~~43.~~
~~Unless otherwise provided by the conditions of issue, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.~~

BORROWING POWERS

~~44.~~41.
The Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions in all respects as it thinks fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking, or, the whole or any part of the property of the Company, both present and future, including units uncalled or called but unpaid capital for the time being.

GENERAL MEETINGS

~~45.~~42.
[Amended 2013] An Annual General Meetings shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General  Meeting and at such place as may be determined by the Directors. Such Annual General Meetings shall be called "Ordinary Meetings" and all other General Meetings of the Company shall be called "Extraordinary Meetings". The Annual General Meeting shall receive and consider the Directors' Report, the Profit and Loss Account and Balance Sheet, shall elect Directors, appoint Auditors and transact any other business which under these Articles or by the Statutes are to be transacted at a General Meeting of the Company.

~~46.~~43.
[Amended 1998. ~~2012~~2013] In accordance with the Israeli Companies Law andsubject to the provisions of the Statutes, as may be from time to time in effect, ~~The~~ the  Directors may, whenever they think fit, and ~~they shall~~ upon a demand of two directors or onequarter of the directors in office at that time or upon demand of one or more shareholders, holding at least five percent (5%) of the issued shares and one percent (1%) of the voting rightsor holding five percent (5%) of the voting rights in the Company (hereinafter: "the  Requisitionists") ~~upon requisition by upon such requisition in writing as is provided by Sections 109 and 110 of the Companies Ordinance~~, shall convene an Extraordinary Meeting, in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, and particularly under the provisions of article ~~55~~53(a), entitled to receive notice from the company. Any such requisition must state the objects for which the meeting is to be called, be signed by the ~~requisitionists~~Requisitionists, and must be deposited at the office. Such requisition may consist of several documents in like form, each signed by one or more requisitionists. If the Directors do not, within twenty-one days from the date of the deposit of such requisition, proceed to convene a Meeting, the ~~requisitionists~~ the party demanding the convening of the meeting, and, in the case of shareholders, that portion of them that has morethan half of their voting rights, may convene the meeting themselves, provided that the meeting shall not take place more than three months after the said demand is submitted, and ~~,~~

[Amended 2013] Subject to the provisions of the Statutes as may be from time to time in effect, the agenda of the General Meeting will be determined by the Board and it will include also topics which are required to be converted at an Extraordinary Meetings as mentioned above. Also, one or more shareholder, holding one percent (1%) of the voting rights in a General Meeting, may request that the Board include topics on the agenda of a General Meeting, provided that such topics are suitable to be discussed at a General Meeting.

~~47.~~44.

(a)	[Amended 1998, 2001. 2013] Subject to the provisions of the Statutes as may be from time to time in effect, and the provisions herein, the Company will publish a noticeregarding the General Meeting~~relating to Special Resolutions, seven days' notice at the least,~~ specifying the place, the day and the hour of meeting and in the case of special business the general nature of such business, shall be given in the manner hereinafter mentioned, to such members as are, under the provisions of these Articles, entitled to receive notices from the Company.

(b)	Subject to the provisions of the Statutes as may be from time to time in effect,~~Whenever~~whenever the Board of Directors is required to convene an Extraordinary Meeting~~whenever it is proposed to pass a Special Resolution,~~  it shall convene suchmeeting within twenty-one days' on the date designated in the notice ~~notice of the General Meeting convened to pass such resolution shall be given~~provided that the meeting date will be no later than thirty-five days from the date of publication of the notice. Notices shall be given by post or by personal delivery to every registered shareholder of the Company, entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article ~~55~~53(a), to his address as described in the Register of Members of the Company or such other address as designated by him in writing for this purpose. Provided that the accidental omission to give such notice to or the non-receipt of such notice by any such member shall not invalidate any resolution passed or proceeding had at any such meeting. And, with the consent of all the members for the time being entitled to receive notices of meetings, a meeting may be convened upon a shorter notice or without notice and generally in such manner as such members may approve. Such consent may be given at the meeting or retrospectively after the meeting.

~~(a)~~(c)
Notice with respect to any General Meeting shall be regarded proper and sufficient if it specifies in a general manner the general nature of the matter to be transacted at the General Meeting, or, without making the procedure hereinafter set forth mandatory, if it specifies that the draft of the resolution to be proposed to the General Meeting is available for inspection at a designated place during a designated time period.

PROCEEDINGS AT GENERAL MEETINGS

~~48.~~45.
[Amended 1998, 2013] No business shall be transacted at any General Meeting unless a quorum is present when the meeting proceeds to business. The quorum at any shareholders  Meeting shall be two members present in person or by proxy, holding or representing at least one third of the total voting rights in the Company on the Record Date.

~~49.~~46.
If within half an hour from the time appointed for the holding of a General Meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the members, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, two members present in person or by proxy shall be a quorum.

~~50.~~47.
The Chairman (if any), chosen as such among the Directors, shall preside at every General Meeting, but if there shall be no such Chairman or if at any meeting he shall not be present within fifteen minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the members present shall choose a Director, or, If no Director be present, or if all the Directors present decline to take the Chair, they shall choose a member present to be Chairman of the meeting.

~~51.~~48.
[Amended 1998] The Chairman may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn any meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned pursuant to the provisions of this Article for seven days or more, notice of the adjourned meeting shall be given to the members entitled to receive notice from the Company under the provisions of these Articles, and particularly under the provisions of article 55(a), in the same manner as in the case of an original meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

VOTES OF MEMBERS

~~52.~~49.
[Amended 1998, replaced 2004, amended 201~~2~~3] Subject to the provisions of Statutes as may be from time to time in effect, ~~A~~all resolution by any General Meeting of the company, ~~whether referred to in these Articles as ordinary resolution or special resolution~~, including but not limited to amendment of the Memorandum of Association of the Company or these Articles, shall be deemed adopted if approved by the holders (in aggregate) of the majority votes represented at such general meeting and participating in the vote (excluding any abstaining votes) in person or by proxy.

~~53.~~50.
[Amended 1998, 201~~2~~3] At all General Meetings, a resolution put to a vote at the meeting shall be decided on a show of hands,   ~~unless, before or upon the declaration of the result of theshow of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote)or by at least two members present, in person or by proxy, holding at least one twentieth part ofthe issue share capital of the Company on the Record Date, and unless a poll be so demanded,~~ and a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution. As mentioned below, votes may be given also by proxy.

~~54.~~51.	[Deleted 201~~2~~3]~~If a poll be demanded in manner aforesaid, it shall be taken forthwith, andthe result of the poll shall be deemed to be the resolution of the meeting at which the poll wasdemanded.~~

~~55.~~52.	[Deleted 201~~2~~3].~~The demand of a poll shall not prevent the continuance of a meeting for thetransaction of any business other than the question on which a poll has been demanded.~~

~~56.~~53.	[Replaced 1998, ~~a~~Amended 201~~2~~3] Subject to the provisions of the Statutes, as may be from time to time in effect:

(a)	The Board of Directors may fix a Record Date to determine the shareholders entitled to notice of and/or to vote at any meeting of shareholders or any adjournment thereof (the "Meeting"), which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board of Directors, and which Record Date shall not be more than twenty one~~sixty~~ (~~60~~21) nor less than four~~e ten~~ (~~10~~4) days before the date of the Meeting. Notwithstanding the above, in a Meeting that the agendaincludes also topics listed in Section 87(a) to the Israeli Companies Law, the RecordDate shall not be more than forty days (40) nor less than twenty eight (28) days before the Meeting unless allowed otherwise by the Statutes.~~If no Record Date is fixed by the Board of Directors~~. The Record Date for determining shareholders entitled to notice of or to vote at the meeting shall be at the close of business on the day next preceding the day on which such board meeting is held. A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; providing, however that the Board of Directors may fix a new Record Date to the adjournment meeting.

(b)	~~Subject to any rights or restrictions of Article 55(a), every~~Every member shall have one vote for each share of which he is the holder~~, whether on a show of hands or on a poll~~.

~~57.~~54.
If any member be a lunatic, idiot, or non compos mentis, he may vote by his committee, receiver, curator bonis or other legal curator and such last mentioned persons may give their votes either personally or by proxy.

~~58.~~55.
If two or more persons are jointly entitled to a share, then in voting upon any question the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

~~59.~~56.	[Amended 2013] Votes may be given either personally or by proxy. A proxy ~~need~~does not need to be a member of the Company.

~~60.~~57.

(a)
The instrument appointing a proxy shall be in writing in the usual common form, or such form as may be approved by the Directors, and shall be signed by the appointor or by his attorney duly authorized in writing, or, if the appointor is a corporation, the corporation shall vote by its representative, appointed by an instrument duly signed by the corporation.

(b)	[Deleted 201~~2~~3]~~The instrument appointing a proxy shall be deemed to include authorization to demand a poll or to vote on a poll on behalf of the appointor.~~

~~61.~~58.
A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given unless an intimation in writing of the death, revocation or transfer shall have been received at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

~~62.~~59.
The instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power of attorney, shall be deposited at the Office or at such other place or places, whether in Israel or elsewhere, as the Directors may from time to time either generally or in a particular case or class of cases prescribe, at least forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote; otherwise the person so named shall not be entitled to vote in respect thereof; but no instrument appointing a proxy shall be valid after the expiration of twelve months from the date of its execution.

~~63.~~60.
Subject to the provisions of the Statutes, a resolution in writing signed by all the members, in person or by proxy, for the time being entitled to vote at General Meeting of the Company shall be as valid and as effectual as a resolution adopted by a General Meeting duly convened, held and constituted for the purpose of passing such resolution.

~~64.~~61.
A member will be entitled to vote at the Meetings of the Company by several proxies appointed by him, provided that each proxy shall be appointed with respect to different shares held by the appointing member. Every proxy so appointed on behalf of the same member shall be entitled to vote as he sees fit.

~~65.~~62.
No person shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereof) unless all calls then payable by him in respect of his shares in the Company shall have been paid.

DIRECTORS

~~66.~~63.	[Amended 2013] The Board of Directors of the Company shall consist of such number of Directors as may be fixed from time to time by an Ordinary Resolution of a General Meeting, provided it shall not be less than two, including external directors, or more than eleven. As long that the Company is a public company, corporation cannot be nominated as a director inthe Company.

~~67.~~64.
The Directors shall be elected at the Annual General Meeting of the Company and shall hold office until the close of the succeeding Annual General Meeting. Should no Directors be elected at the Annual General Meeting, the Directors holding office at the time such meeting was convened shall continue to hold their office. Directors whose term of office expired may be re-elected.

~~68.~~65.	[Deleted 201~~2~~3]~~Except for Directors whose term of office expired at the time the meetingwas convened and for persons nominated for the office of a Director by the Directors, no person shall be nominated for the office of a Director at a General Meeting unless, not less thanforty-eight hours and not more than forty-two days prior to the date set for such meeting, another notice signed by the member (or by the candidate) entitled to participate and alsopresent at the meeting with respect to which notice was given, indicating his intention of nominating the candidate to the office of a Director and accompanied with the written consentthereto of the nominee, was delivered to the Office.~~

66.
[Amended 2013] Director's term will begin on the date of his appointment - as stated by the General Meeting, but the General Meeting may set a date later than the date of the General Meeting as the start date for appointment as a Director of the Company.

~~69.~~67.
[Amended 201~~2~~3] Subject to the provisions of the Companies Law, ~~The~~the Directors in their capacity as such, shall be entitled to receive remuneration and reimbursement of expenses incurred by them in the course of carrying out their duties as Directors.

~~70.~~68.	[Amended 201~~2~~3] The office of a Director shall be vacated, ipso facto, under the circumstances set forth in the Statures.~~:~~

~~(a) upon his resignation by written notice signed by him and delivered to the Office;~~

~~(b) if he becomes bankrupt or enters into an arrangement with his creditors;~~

~~(c) if he be found to be a lunatic or becomes of unsound mind;~~

~~(d) if he be relieved of his office as provided in Article 74 hereof.~~

~~71.~~69.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~No~~no Director shall be disqualified by virtue of his office from holding any office, or, deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered Into by or on behalf of the Company in which the Director shall in any way be interested, be  avoided, nor shall any Director be liable to account to the Company for any profit arising from any such office or realized by any such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at the first meeting of the Board of Directors after the acquisition of his Interest.

After such disclosure of personal interest, the~~every~~ Director shall not be entitled to participate and vote as a Director in the set Board of Directors meeting regarding ~~in respect of~~ any contract or arrangement in which he is  ~~so~~ interested as aforesaid except for contracts or arrangements according to Article 271 of the Israeli Companies Law. The Director who has a personal interest, may be present to explain the contract or arrangement, if the Chairman of the Board,determines that he is required to do so. However, if a majority of the Directors have personalinterest, all the members of the Board of Directors shall be entitle to participate and vote in theaforementioned Board of Directors meeting and such transaction will have to be furthersubject to the approval of the shareholders of the Company. A general notice that a Director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall not be a sufficient disclosure under this Article and ~~after such general notice it shall not be necessary to~~ every Director shall give ~~any~~ a special notice relating to any particular transaction with such firm or company.

~~72.~~70.	[Amended 2013] The Company may from time to time at a General Meeting, increase or decrease the number of Directors subject always to Article ~~65~~63.

~~73.~~71.
[Amended 2013] In the event of one or more vacancies in the board of Directors, the continuing Directors may continue to act as long as the Board of Directors consists of at least more than ~~a majority of the total number of~~ three Directors ~~elected and not less than two~~. However, in the event that the remaining Directors are ~~not a majority of the total number of Directors, or~~ less than three Directors~~two~~, the remaining Director or Directors may not be permitted to act only ~~call~~ for ~~the~~ convening ~~of~~ a General Meeting for the purpose of the election of new Directors.

~~74.~~72.
[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~T~~the Directors may at any time and from time to time appoint any other person as a Director, whether to fill a casual vacancy or to add to their number. Any Director so appointed shall hold office until the first General Meeting convened after such appointment and may be re-elected.

73.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~T~~the Company may at a General Meeting remove any Director from office before the expiration of his term of office and appoint another Director in his stead, provided that the removed Director shall be given a reasonable opportunity to present his case to the General Meeting. The person so appointed shall hold office only for such period as the person in whose stead he was appointed would have held office had he not been removed.

~~75.~~74.
[Amended 2013] As long that the Company is a public company according to the Israeli Companies Law, the Company shall have at least two external directors, as defined in the Israeli Companies Law, at least one of whom must be a director with accounting and financial expertise, and the rest have professional qualifications, as defined in the regulations promulgated under Section 240 of the Israeli Companies Law.

PRESIDENTS

~~76.~~75.
The Board of Directors may from time to time appoint one or more persons as President or Presidents of the Company whether for a fixed term or without any limitation of time and the Board of Directors may from time to time remove or discharge him or them from office (subject to the provisions of any agreement between any such person and the Company) and appoint another or others in his or their place or places.

~~77.~~76.	The Directors may from time to time appoint one or more Vice Presidents for certain functions, to carry out duties delegated to him (them) by the President.

~~78.~~77.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, the Directors may from time to time confer upon and delegate to a President then holding office such authorities and duties of the Board of Directors as they may deem fit, and they may delegate such authorities for such period and for such purposes and subject to such conditions and restrictions which they consider advantageous, and they may delegate such authorities with or without waiving the authorities of the Directors with respect thereto and their being in lieu of their authorities, in whole, or in part, and they may from time to time revoke, cancel and alter such authorities in whole or in part.

~~79.~~78.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, as may be from time to time ineffect, ~~T~~ the remuneration of a President shall be approved ~~fixed~~ by the Company's compensation committee, the Directors and the shareholders meeting in a special majority, asdefined and required according to the Israeli Companies law, taking into consideration any agreement between him and the Company, and it may be in whole or in part, in the form of wages or commissions or profit sharing or a combination thereof.

79.	[Deleted 201~~2~~3]~~Notwithstanding anything to the contrary contained in Articles 77 and 87hereof, the remuneration of the President shall be fixed exclusively by the Directors.~~

80.	[Amended 2013] Subject to the provisions of the Statutes, the Company may elect the same person as its President and its Board of Directors chairman.

DIRECTOR'S ACTS AND AUTHORITIES

81.
[Amended 201~~2~~3] The powers and the duties of the Board of Directors shall be as prescribed by the Companies Law,~~The management of the business of the Company shall be vested in theBoard of Directors, which may exercise all such powers and do all such acts and things as theCompany is authorized to exercise and do, and are not hereby or by law required to be exercised or done by the Company in General Meeting. The authority conferred an the Boardof Directors by this Article 80 shall be~~ subject to the provisions ~~of the Companies Ordinance,~~ of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

82.
[Amended 201~~2~~3] Subject to the provisions of the Statutes, the Directors may meet together for the dispatch of the business of the Company and they may postpone their meetings and otherwise regulate them as they shall deem fit. A Director may call a meeting of the Board of Directors at any time. ~~and the Secretary, if so requested by a Director, shall accordingly convene such a meeting.~~ The quorum for the dispatch of business by the Board of Directors shall be determined by the Directors and if not so determined shall be the majority of the Directors.

83.
[Amended 2013] A resolution in writing signed or otherwise approved by all the Directors then in office shall be as valid and as effectual as a resolution adopted by the Board of Directors at a meeting of the Board of Directors duly convened and held, provided that all the directors whoare entitled to participate in such resolution and to vote on it, agreed not to convene the same matter.

84.
[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~E~~every Director shall be entitled to be represented and to vote at any meeting of the Board of Directors by another Director or by another person appointed by him (not a corporation) ~~and whose appointment was agreed to bythe Directors in a written resolution or at the next meeting of the Board of Directors~~, who shall act as his alternate for one meeting or for another specified period or until notice be given of the cancellation of the appointment. In order to be nominated, the alternate Director must be eligible to be appointed as a Director according to the Israeli Companies law. Each alternate Director shall have the number of votes equivalent to the number of Directors who appointed him as alternate and if he himself is a Director he shall have such number of votes in addition to his own vote. The appointment of an alternate shall be made in writing. A Director may appoint two alternates. However, if the two alternates of the same Director shall be present at the Board of Directors' meeting, only one of them shall have the right to vote thereat. It shall benoted that the appointment of an alternate Director to the Board, does not relieve thenominating Director from his responsibility as a Director.

85.
[Amended 201~~2~~3] A Director being at any time absent from Israel shall be entitled during such time to a seven day notice of any Meetings of the Board of Directors, provided he notified the Company of an address to which such notice should be sent. Such notice should be sent by fax,e-mail, telex, cable or telecopier.

86.

(a)
[Amended 2013]  The Board of Directors will ~~may from time to time~~  elect a Chairman for their meeting and fix the term of his office, and unless otherwise decided, the Chairman shall be elected annually. In the event that a Chairman was not elected and if the Chairman should fail to be present at a meeting 15 minutes after the time set for its convening, the remaining Directors shall elect one of those present to be Chairman of the meeting.

(b)
All questions that arise at meetings of the Board of Directors shall be decided by a majority of votes. In the case of an equality bf votes, the Chairman of the meeting shall have a further or casting vote.

87.
Any meeting of the Board of Directors, at which a quorum is present, shall have the authority to exercise all or part of the authorities, powers of attorney and discretion invested at such time in the Directors or regularly exercised by them,

88.	[Amended 201~~2~~3] Subject to the provisions of the Statutes,~~T~~the Board of Directors may delegate their authorities in whole or in part to committees as they shall deem fit and they may from time to time revoke such delegation. Any committee so created, must, in exercising the authorities granted to it, adhere to all the instructions of the Board of Directors given from time to time.

The meetings and proceedings of any such committee comprised of two or more members shall be governed by the provisions of these Articles regulating the meetings of the Board of Directors in so far as appropriate thereto unless the provisions of the Companies Law or the Board of Directors shall otherwise regulate the meetings of such a committee (hereinafter: "Committee of the Board of Directors").

89.
All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

90.	[Amended 2013] The Board of Directors and each Committee of the Board of Directors ~~Directors~~ shall cause proper Minutes to be kept of the following:

(a)	The names of all the Directors present at any meeting of the Board of Directors and at any meeting of a Committee of the Board of Directors;

(b)	All resolutions and proceedings of General Meetings of the Company, Board of Directors' meetings and Committee of the Board of Directors' meetings.

Any Minutes as aforesaid, if purporting to be signed by the Chairman of the meeting or by the Chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein. The minutes shall be kept for a period of seven (7) years from the date of therelevant meeting.

91.	[Amended 2012] Subject to the provisions of the Statutes,~~A~~all bona fide acts carried out at any meeting of the Board of Directors held in Israel or thereafter as a result therefrom shall be valid notwithstanding the fact that a Director who was absent from Israel at the time of the meeting did not receive a notice with respect to its convening.

BRANCH REGISTERS

92.	[Amended 201~~2~~3] Subject to and in accordance with the provisions of the Statutes ~~Companies Ordinance~~ and to all orders and regulations issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable legal requirements, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

SECRETARY

93.
The Board of Directors may from time to time appoint a Secretary to the Company as it deems fit and may appoint a temporary Assistant-Secretary who shall act as Secretary for the term of his appointment.

RIGHTS OF SIGNATURE - STAMP AND SEAL

94.

(a)
Authorization to sign on behalf of the Company and thereby bind it shall be made and granted from time to time by the Board of Directors. The Company shall have at least one rubber stamp. The Company shall be bound by the signature of the aforesaid appointees if appearing together after its stamp or imprinted name (e.g. cheques).

(b)
The Board of Directors may provide for a seal. If the Board of Directors so provide, it shall also provide for the safe custody thereof. Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

DIVIDENDS

95.	[Amended 2013]Subject to the provisions of the Statutes, and ~~Subject~~ subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares, with regard to dividends, the profits of the Company available for dividend and resolved to be distributed, shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively, otherwise than in advance of calls. Unless not otherwise specified in the conditions of issuing of the shares, all dividends with respect to shares which were not fully paid up within a certain period, for which dividends were paid, shall be paid proportionally to the amounts paid or credited as paid on the nominal value of the shares during any portion of the abovementioned period (Pro-Rata Temporis).

96.	[Replaced 2002, amended 201~~2~~3] The Company's Board of Directors, subject to any restrictions contained in the Statutes~~Company's Ordinance~~, may declare and pay dividend, either in the form of cash or stock, to its shareholders according to their rights and interests in the profit and may fix the time for payment.

97.	[Deleted 201~~2~~3]~~The Directors may from time to time pay to the members on account of thenext forthcoming dividend such interim dividends as in their judgment the position of the Company justifies.~~

98.	A transfer of shares shall not pass the right to any dividend declared thereon after such transfer and before the registration of the transfer.

99.	Notice of the declaration of any dividend, ~~whether interim or otherwise,~~ shall be given to the holders of registered shares in manner hereinafter provided.

100.
[Amended 2012] Subject to the provisions of the Statutes, ~~U~~unless otherwise directed, any dividend may be paid by cheque or warrant, sent through the post to the registered address of the member or person entitled, or in the case of joint registered holders to that one of them first named in the register in respect of the joint holding. Every such cheque shall be made payable to the order of the person to whom it is sent. The receipt of the person whose name, at the date of the declaration of the dividend, appears on the register of members as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall be a good discharge to the Company of all payments made in respect of such share. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed. No unpaid dividend or interest shall bear interest as against the Company.

PAYMENT IN SPECIE AND CAPITALIZATION OF PROFITS

101.	[Replaced 2002, amended 201~~2~~3] Subject to the provisions of the Statutes,u~~U~~pon declaration by the Board of Directors a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures, debenture stock or any other securities of the Company or of any other companies or in any one or more of such ways.

102.	[Amended 201~~2~~3] Subject to the provisions of the Statutes, ~~U~~upon the recommendation of the Board of Directors, approved by Ordinary Resolution of the Company, the Company -

i.
may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, or to be distributed only to a certain part of the shareholders, while not distributed to other shareholders as will be decided by the General Meeting on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock or any other securities of the Company which shall be distributed accordingly, or in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and –

ii.
may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum. When distributing shares for capitalized profits all members shall receive shares of one class - whether such class existed prior thereto or was created therefor; or, every shareholder shall receive shares of the same class which conferred upon him the right to receive shares from the capitalization of profits, or of any other class or a combination of several classes of shares - in accordance with the approval of the General Meeting.

103.	[Deleted 201~~2~~3] ~~For purposes of Article 101 the persons entitled to the aforementioned bonuses derived from capitalization, as a result of their holding bearer certificates shall be determined in accordance with the provisions of this Article. The following provisions shall beapplicable to the issuance of any shares or debentures or other securities by way of capitalization and relating to shares represented by a bearer certificate:~~

~~(a)~~
~~The Directors may issue and allot to a representative(s) appointed by them for such  purpose, all the shares or debentures or other securities which are to be issued to all the holders of bearer shares, and may give such representative(s) authority or powers with  respect to the realization of the shares or debentures or other securities issued to them, in whole or in part, in order to facilitate their distribution or for any other purpose as the  Directors shall deem fit. Any such issuance and allotment shall be deemed an issue and allotment to such persons as are entitled to part of the aforementioned capitalization with respect to bearer shares.~~

~~(b)~~
~~In order to determine the members who are entitled to such bonuses derived from the aforesaid capitalization with respect to bearer certificates, the Directors shall publish at least once in an Israeli newspaper, a notice with respect to the resolution to capitalize and the manner in which the capitalized amounts shall be distributed and the number of the coupon which is to be presented in order to receive the bonus. Upon presentation of the aforesaid coupon and its delivery at the place designated therefor in the notice, the  deliveror of the coupon shall be entitled to the bonuses derived from the aforesaid capitalization proportionate to the number of shares specified in the bearer share  certificate to which the coupons appertain.~~

~~In addition thereto the Directors may specify in the said notice a date (which shall not be earlier than six months after the date of the publication of the notice), after which all the shares or debentures or other securities which were not demanded shall be sold by the representative(s), and any person presenting himself thereafter and presenting the  coupon designated in the notice shall be entitled to receive only the net receipts derived fom the sale and the Interest accrued thereon.~~

~~(c)~~
~~The Company and the representative(s) may recognise the absolute right of the person presenting the coupon designated in the notice, in the aforesaid manner, to receive the bonuses derived from the capitalization and relating to the shares specified in the bearer share certificates to which the coupons are attached. The delivery of the coupon to the Company shall constitute a proper exoneration to the Company and the representative(s) for the delivery of the shares or debentures or other securities to the deliverer of the  coupons in proportion to the amount of shares represented by the coupons, or, for the payment of the net proceeds of the sale of the shares or the debentures or the other  securities, as the case may be.~~

104.	[Amended 201~~2~~3] For the purpose of giving full effect to any resolution under Articles 100 and 101 the Board of Directors may settle any difficulty which may arise ~~In~~ in regard to the distribution as it thinks expedient, and, in particular~~, may issue fractional certificates, and~~ may fix the value for distribution to any members upon the footing of the value so fixed or determine that fractions of less nominal value than one New Israeli Shekel may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets with trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors. ~~Where requisite,a proper contract shall be filed in accordance with Sections 129 and 130(A)(2) of the Companies Ordinance, and the Board of Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend or capitalized fund.~~

ACCOUNTS

105.
[Amended 201~~2~~3]  The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Statutes ~~Companies Ordinance~~ and of any other applicable law. Such books of account shall be, kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may thin~~g~~k fit, and they shall always be open to inspection by all Directors. Subject to the provisions of the Statutes no member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Company.

106.	At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

107.	The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by the applicable law.

NOTICES

108.	[Amended 201~~2~~3] Subject to the provisions of the Statutes:

(a)
Any notice or other document may be served by the Company upon any member either personally or by sending it by prepaid registered mail (air mail if sent to a place outside Israel) addressed to such member at his address as described in the Register of Members or such other addresses as he may have designated in writing for the receipt of notices and other documents together with publication in two daily newspapers published in Israel. Any written notice or other document shall be deemed to have been served forty-eight (48) hours after it has been posted (seven (7) days if sent to a place, or posted at a place outside Israel), or when actually received by the addressee if sooner than forty-eight (48) hours or seven days, as the case may be, after it has been posted, or when actually tendered in person, to such member (or to the Secretary or the President), provided, however, that such notice or other document as mentioned above may be sent by cablegram or telex and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such cablegram or telex has been sent or when actually received by such member (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article.

(b)
Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of Its delivery to him, unless he is duly registered as a member.

(c)
All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

(d)
Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(e)
Any notice or other document served upon or sent to any member by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company has notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(f)	Where a given number of days notice or notice extending over any period is required to be given, the day of service shall be counted in such number of days or other period.

(g)	[Added 1998] To avoid any doubts, the entitlement of a member to receive any notice relating to convening meeting of shareholders under these Articles shall be as determined in article ~~55~~53(a).

RECONSTRUCTION

109.	Subject to the provisions of the Statutes, ~~On~~ on any sale of the undertaking of the Company, the Directors, or the liquidators on a winding-up, may, if authorized by ~~Special Resolution~~, accept fully paid or partly paid up shares, debentures or securities of any other company, whether Israeli or foreign, either then existing or to be formed, for the purchase in whole or in part of the property of the Company, and the Directors (if the profits of the Company permit), or the liquidators (on a winding-up), may distribute such shares, or securities, or any other property of the Company, amongst the members, without realization, or vest the same In trustees for them, and any ~~Special Resolution~~ may provide for the distribution or appropriation of the cash, shares, or other securities, benefits, or property, otherwise than in accordance with the strict legal rights of the members as contributories of the Company, and for valuation of any such securities or property at such price and in such manner as the meeting may approve, and all holders of shares shall be bound to accept and shall be bound by any valuation or distribution so authorized, and waive all rights in relation thereto, save only In the event that the Company is proposed to be or is in the course of being wound up, such statutory rights (if any) under the provisions of the Statutes as are incapable of being varied or excluded by these presents.

INDEMNITY AND INSURANCE

110.	[Replaced 2004, amended 201~~2~~3]

(a)
Subject to the provisions of the  Statutes~~Companies Law, 1999 ("the Law")~~, the Company is authorized to indemnify its Directors and other Office Holders (collectively "the Officers"), as this term is defined under section 1 of the Companies~~law~~Law, to the fullest extent permitted by the Companies Law~~law~~, for any liability, payment or expense as detailed below, imposed on the Officers or expended by them due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company.

~~The Company may undertake in advance to indemnify the Officers, with respect to liabilities or expenses, specified in sub-section (b) herein below, provided that-~~

~~(1)~~	~~The Board of Directors ("the Board") will determine in advance the events which will, in the opinion of the Board, can be foreseen when the undertaking to indemnify is given; and~~

~~(2)~~	~~The Board will set the maximum amounts reasonable for such indemnification under said circumstances.~~

~~Without derogating from the above, the Company may resolve to indemnify the Officers, with respect to liabilities~~, payment ~~or expenses, specified in sub-section (b) herein below, after the event for which the indemnification is needed, has occurred.~~

(b)	The Company may indemnify Officers retrospectively ~~The indemnification of Company’s Officers will be for:~~ for debts or expenses imposed on such Officer due to anact done by virtue of his being an Officer in the Company:

(1)	A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

(2)
Reasonable legal expenses, including attorney's fees, (i) expended by the Officer as a result of an investigation or proceeding instituted against the Officer by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Officer and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or (ii) expended by the Officer in respect of any monetary sanction;

(3)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(4)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

~~(2)~~
(5) Reasonable legal expenses, including attorneys fees, which the Officer incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent~~.~~;

(6)	Any other liability, payment or expense which the Company may indemnify its Officers under the Statues~~Law~~.

The Company may undertake in advance to indemnify its Officers in any one of the following situations:

(1)
A monetary liability imposed on an Officer in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court provided that such undertaking be limited to types of events that in the opinion of the Board of Directors can be foreseen at the time of granting the undertaking to indemnify, and to a sum determined by the Board of Directors as reasonable in the circumstances of the case.

(2)	A provision permitting the company to indemnify its Officer for debts or expenses stated in articles 110(b)(2)-(6) above.

Anyway, the total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given.

(c)
Subject to the provisions of the Companies Law, the Company may enter into an agreement for the insurance of Officers responsibility for any liability that will be imposed on the officers due to an action (or omission) preformed by the Officers in their capacity as Officers of the Company, in each of the following:

(1)	A breach of duty of care to the Company or to any other person;

(2)	Breach of fiduciary duty to the Company, on condition that the Officer acted in good faith and had reasonable grounds to assume that the act would not cause the Company any harm;

(3)	A monetary obligation that will be imposed on the Officer to the benefit of another person.

(4)	A monetary obligation imposed on the Officer in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Securities Law.

(5)
Expenses expended by the Officer, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters H-3, H-4 or I-1 of the Securities Law or in respect any monetary sanction.

(d)	Subject to the provisions of the Companies Law,~~T~~the Company is authorized to procure insurance for or indemnify any person whom is not an Officer, including, without limitations, any employee, agent, consultant or contractor of the Company.

[Deleted 2013] ~~Subject to the provisions of the Companies Law, the Company is authorized to exempt, in advance, an Officer from all or some of his responsibility for damages caused pursuant to breach of his duty of care to it.~~

WINDING ־ UP

111.	If the Company shall be wound up, whether voluntarily or otherwise, the liquidators may with the sanction of an Extraordinary Resolution divide among the members in specie any part of the assets of the Company, and may, with like sanction, vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the members, as the liquidators with like sanction shall think fit. The resolution sanctioning any such division may also sanction a division otherwise than in accordance with the legal rights of the members and may confer special rights on any class of member, but in case any resolution shall be passed sanctioning any division otherwise than in accordance with the legal rights of the members, any member who would be prejudiced thereby shall have a right to dissent, and, ancillary rights, as if such resolution were a Special Resolution passed pursuant to Section ~~203~~ 334 of the Companies Ordinance.

112.
[Added 201~~2~~3] The Company may donate reasonable sums to worthy causes, even if such donations are not within the scope of business consideration, as the Board or the President of the Company shall deem fit from time to time.

Appendix E

TAT Technologies Ltd,

To:	Date: November 2013

___________

____________

____________

Re: Officers indemnification ~~and Exemption~~ Undertaking

~~Whereas~~
~~on June 13, 2004 the Board of Directors of TAT Technologies Ltd. (the "Company") approved, following the approval of the audit committee of the Company, the issuance of an indemnification and exemption undertaking by the Company in favor of its Directors and senior managers of the Company (collectively the "Officers"), subject to the amendment of the Articles of Association of the Company and the approval of the General Meeting of the Company's Shareholders;~~

~~Whereas~~
~~on July 29, 2004 the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification and exemption undertaking by the Company to its Officers~~;

Whereas
on November 14, 2013 the General Meeting of the Company resolved to amend the Articles of Association of the Company and the issuance of indemnification undertaking by the Company to its Officers and to delete its right to exempt from liability its officers;

Whereas	_________________ (the "Indemnitee") serves as an Officer/Director of the Company;

1.	NOW, THEREFORE, in consideration of the Indemnitee's services to the Company or, at its request, to another entity, the Company hereby agree as follows:

~~2.~~	~~CERTAIN DEFINITIONS~~

~~1.1.~~
~~Expenses: includes reasonable costs of litigation, attorney's fees and all expenses reasonably incurred in defending any claim (including investigation and pre-litigation negotiations), which have been expended by the Indemnitee or for which the Indemnitee has been charged by a court in an action brought against the Indemnitee by or on behalf of the Company or a third party, or in a criminal action in which the Indemnitee was found innocent, or in a criminal offense in which the Indemnitee convicted and in which a proof of criminal intent is not required. Expenses shall also include, without limitation, any security or bond that the Indemnitee may be required to post in connection with an Indemnifiable Liabilities (as defined below).~~

~~1.2.~~	~~Liability: monetary liability imposed on the Indemnitee in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.~~

~~3.~~2.	INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

2.1.
The Company hereby undertakes to indemnify the Indemnitee to the fullest extent permitted by applicable law for any Liability and Expense that may be imposed on Indemnitee due to an act performed or failure to, act by virtue of being an Officer of the Company or any subsidiary of the Company or any entity in which Indemnitee serves as an Officer at the request of the Company either prior to or after the date hereof related to such acts and omissions described in Schedule A hereto (such Expenses and Liabilities hereinafter referred to as"Indemnifiable Liabilities"). Following is list of grounds for granting the indemnification by the Company according the applicable law and according to the company's articles of association:

2.1.1	A monetary liability imposed on Indemnitee in favor of another person by a judgment, including a compromise judgment or an arbitration decision that was approved by a court;

2.1.2
Reasonable legal expenses, including attorneys fees, expended by the Indemnitee as a result of an investigation or proceeding instituted against the Indemnitee by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Indemnitee and either (A) concluded without the imposition of any monetary liability in lieu of criminal proceedings or (B) concluded with the imposition of a monetary liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent, or expended by the Officer in respect of any monetary sanction;

2.1.3
A monetary obligation imposed on the Indemnitee in favor of another person who was injured by a violation, as this term is defined in section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 (the "Securities Law").

2.1.4
Expenses expended by the Indemnitee, including reasonable litigation expenses, and including attorney's fees, in respect of any proceeding under chapters 8-C, 8-D or 9-A of the Securities Law or in respect to any monetary sanction.

2.1.5
Reasonable legal expenses, including attorneys fees, which the Indemnitee incurred or with which he was charged by the Court, in a proceeding brought against him by the Company, in its name or by another person, or in a criminal prosecution in which he was found innocent, or in a criminal prosecution in which he was convicted of an offense that does not require proof of criminal intent;

2.1.6	Any other liability, payment or expense which the Company may indemnify its Indemnities' under the applicable law.

2.2.
~~The maximum amount payable by the Company under the terms of this undertaking shall not exceed the greater of US$5,000,000 or 25% of the Company's equity capital (net worth) according to the latest financial statements of the Company at the time that notice is provided to the Company pursuant to Section 8 below.~~The total amount of indemnification that the Company will pay (in addition to amounts received from an insurance company, if any) to all officers of the Company, in aggregate, shall not exceed, in all circumstances, more than 25% the company's equity, according to the Company's latest consolidated financial statements, prior to the date that the indemnity was given provided to the Company pursuant to Section 8 below.

2.3.
If so requested by the Indemnitee, the Company shall advance an amount (or amounts) estimated by it to cover Indemnitee's reasonable litigation Expenses, with respect to Indemnifiable Liabilities which the Indemnitee is entitled to be indemnified under Section 2.1 above, provided that Indemnitee submits to the Company an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall ultimately be determined that Indemnitee is not entitled to be indemnified against such Expenses,

2.4.
The Company's obligation to indemnify the Indemnitee and advance Expenses in accordance with this undertaking shall be for such period as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding or any inquiry or investigation, whether civil, criminal or investigative, related to an Indemnifiable Liability and arising out of the Indemnitee's service in the foregoing positions, whether or not the Indemnitee is still serving in such positions.

~~4.~~3.	GENERAL LIMITATIONS ON INDEMNIFICATION

If when and to the extent that the Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by the Indemnitee for all such amounts theretofore paid (unless the Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that the Indemnitee should be indemnified under applicable law, in which event the Indemnitee shall not be required to so reimburse the Company until a final judicial determination is made with respect thereto as to which all rights of appeal therefrom have been exhausted or lapsed or such matter shall have been fully and finally settled by the parties) and the Company shall not be obligated to indemnify or advance any additional amounts to the Indemnitee (unless there has been a determination by acourt or competent jurisdiction that the Indemnitee would be permitted to be so indemnified under this undertaking or such matter shall have been fully and finally settled by the parties).

~~5.~~4.	NO WAIVER.

No waiver of any of the provisions of this undertaking shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing and signed by the party waiving such right.

~~6.~~5.	SUBROGATION.

In the event of payment under this undertaking, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

~~7.~~6.	REIMBURSEMENT.

The Company shall not be liable under this undertaking to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy or otherwise) of the amounts otherwise indemnifiable hereunder. Any amounts paid to the Indemnitee under such insurance policy or otherwise after the Company has indemnified the Indemnitee for such Indemnifiable Liabilities shall be repaid to the Company promptly upon receipt by Indemnitee.

~~8.~~7.	EFFECTIVENESS.

This undertaking shall be In full force and effect as of the date hereof.

~~9.~~8.	NOTIFICATION AND DEFENSE OF CLAIM.

Promptly after receipt by the Indemnitee of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this undertaking, notify the Company of the commencement hereof; but the omission so to notify the Company will not relieve it from any liability which it may have to the Indemnitee otherwise than under this undertaking. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof and without derogating from Section 2.1:

8.1.	The Company will be entitled to participate therein at its own expense; and

8.2.
Except as otherwise provided below, to the extent that it may wish, the Company jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of its election to assume the defense thereof, the Company will not be liable to the Indemnitee under this undertaking for any legal or other expenses subsequently incurred by Indemnitee in connection with the defense thereof other than as provided below, The Indemnitee shall have, the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of the Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized by the Company; (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action; or (iii) the Company shall not in fact have employed counsel to assume the defense of such action; in each of which cases the fees and expenses of counsel shall be at the expense of the Company and in accordance with the terms and conditions of this Agreement. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have reached the conclusion specified in (ii) above.

8.3.
The Company shall not be liable to indemnify the Indemnitee under this undertaking for any amounts paid in settlement of any action or claim effected without its written consent The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee will unreasonably withhold their consent to any proposed settlement.

~~10.~~ 	~~EXEMPTION.~~

~~The Company hereby exempts the Indemnitee, to the fullest extent permitted by law, from any liability for damages caused as a result of the Indemnitee's breach of the duty of care to the Company.~~

~~11.~~9.	NON-EXCLUSIVITY,

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights the Indemnitee may have under the Company's Articles of Association or applicable law or otherwise.

~~12.~~10.	BINDING EFFECT.

This undertaking shall bind upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, spouses, heirs and personal and legal representatives. This undertaking shall continue in effect regardless of whether Indemnitee continues to serve as an Officer of the Company or of any other enterprise at the Company's request, provided that the claim for indemnification relates to an indemnifiable Event.

~~13.~~11.	SEVERABILITY.

The provisions of this undertaking shall be severable in !he event that any provision hereof (including any provision within a single section, paragraph or sentence) is held fry a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

~~14.~~12.	GOVERNING LAW

This undertaking shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to its conflict of law principles.

~~15.~~13.	TERMINATION

No supplement, modification, amendment, termination or cancellation of this undertaking shall be effective unless in writing and signed and agreed upon by the Company and the Indemnitee.

TAT Technologies Ltd.
By:
~~Regina Ungar;~~ Yaron Shalem_(CFO)
Signature: ________________
Name ant Title: _Director; CFO_

SCHEDULE A

1.	Negotiations, execution, delivery and performance of agreements on behalf of the Company

2.	Anti-competitive acts and acts of commercial wrongdoing

3.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander

4.	Acts in regard of violation of copyrights, patents, designs and any other intellectual property rights

5.	Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision

6.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's business

7.	Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, and other claims relating to relationships with investors and the investment community

8.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction

9.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws

10.	Violations of any law or regulation governing domestic and international telecommunication in any jurisdiction

11.	Claims in connection with employment relationships with Company's or its subsidiaries' employees.